As filed with the Securities and Exchange Commission on December 22, 1999
                         SEC Registration No. 333-87535


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   FORM SB-1/A-2

                               REGISTRATION STATEMENT
                                        UNDER
                             THE SECURITIES ACT OF 1933

                             ----------------------

                                 IMAGENETIX, INC.
                 (Name of small business issuer in its charter)


COLORADO                            2834                      84-1352444
(State or other       (Primary Standard Industrial        (I.R.S. Employer
jurisdiction of           Classification Number)         Identification No.)
incorporation or
organization)


    11777 BERNARDO PLAZA CT., SUITE 206, SAN DIEGO, CA 92128; (619) 674-8455
          (Address and Telephone Number of Principal Executive Offices)


             11777 BERNARDO PLAZA CT., SUITE 206, SAN DIEGO, CA 92128
                     (Address of Principal Place of Business)


                  WILLIAM SPENCER, PRESIDENT, IMAGENETIX, INC.
    11777 BERNARDO PLAZA CT., SUITE 206, SAN DIEGO, CA 92128; (619) 674-8455
            (Name, Address and Telephone number of agent for service)

Copies to:
         Ronald N. Vance, Esq.           Jon D. Sawyer, Esq.
         57 West 200 South               Krys Boyle Freedman & Sawyer, P.C.
         Suite 310                       600 17th Street, Suite 2700 South Tower
         Salt Lake City, UT 84101        Denver, CO 80202-5427
         (801) 359-9300                  (303) 893-2300
         (801) 359-9310 - FAX            (303) 893-2882 - FAX

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

Title of Each                                   Proposed          Proposed
Class of                                        Maximum           Maximum
Securities                 Amount               Offering          Aggregate         Amount of
to be                      to be                Price             Offering          Registration
Registered                 Registered           Per Unit(1)       Price(1)          Fee
------------------------------------------------------------------------------------------------
Common
Stock, $.001
par value                 383,334 Shares(2)      $3.00           $1,150,002            $320
                                                 Per Share


Class A Warrants, each
entitling the holder to
purchase one share of
Common Stock, issuable upon
exercise of the Class A
Warrants                               300,000             $3.00(3)            $900,000            $251

Common Stock, $.001 par
value, issuable upon
exercise of the Class A
Warrants                               300,000 Shares(4)      --

Class B Warrants, each
entitling the holder to
purchase one share of
Common Stock, issuable upon
exercise of the Class B
Warrants                               300,000             $3.05(3)            $915,000            $255

Common Stock, $.001 par
value, issuable upon
exercise of the Class B
Warrants                               300,000 Shares(4)      --

Underwriter's Warrants (5)                  --

Common Stock $.001 par
value (6)                               33,333 Shares      $3.60(3)            $119,999             $34
                                                                                                   ----
                                                                                  TOTAL            $860
                                                                                                   ====


         (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

         (2) Includes 50,000 Shares subject to the Underwriter's over-allotment option.

         (3) Estimated based upon the price upon which the warrants may be exercised.


         (4) Includes, pursuant to Rule 416, an additional indeterminate number of securities as may be issuable upon the exercise of the Warrants by reason of the anti-dilution provisions to prevent dilution resulting from stock splits, stock dividends or similar transactions.


         (5) To be issued to the Underwriter.

         (6) Issuable upon exercise of Underwriter's Warrants.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         Disclosure alternative used (check one): Alternative 1 _____ Alternative 2 X
             -----

PROSPECTUS

                  SUBJECT TO COMPLETION, DATED DECEMBER 22, 1999


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                IMAGENETIX, INC.


                          233,334 Shares of Common Stock

                                 $3.00 Per Share

    This is our initial public offering, and no public market currently exists for our shares. The underwriter may purchase up to an additional
35,000 shares at the public offering price, less the underwriting discount of 10%, within 35 days from the date of this prospectus to cover over-allotments.


    We are offering through our underwriter 233,334 of the shares for cash, and are exchanging 100,000 shares for outstanding promissory notes in the aggregate principal amount of $300,000.


         The Offering:

                                               Per Share            Total
                                               ----------           -----
              Public Price                       $3.00             $700,002
              Underwriting Discounts             $0.30             $70,000
              Cash Proceeds to Imagenetix        $2.70             $630,002
              Note Exchange                      $3.00             $300,000



    Concurrently with this offering, we are registering for resale 300,000 Class A and 300,000 Class B Warrants, and the 600,000 shares underlying such warrants, and the 100,000 shares to be issued to the note holders, to be offered by selling security holders. The warrants are exercisable until December 31, 2004. We will not receive any of the proceeds from the sale of the shares by the note holders, or the warrants or the shares underlying the warrants, except for the exercise price of up to $1,815,000 which would be paid to us upon exercise of the warrants.

    THIS OFFERING IS HIGHLY SPECULATIVE AND INVOLVES SPECIAL RISKS CONCERNING THE COMPANY AND ITS BUSINESS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                  SPENCER EDWARDS, INC.

                                                  ________, 1999

                              [INSIDE FRONT COVER]




                                IMAGENETIX, INC.


                 [PICTURE OF GLOBE AND SAMPLE PRODUCT LABELS]

                            TABLE OF CONTENTS

                                                                          Page
Prospectus Summary
Risk Factors
Forward Looking Statements
Use of Proceeds
Dilution
Plan of Operation
Business
Management
Certain Transactions
Concurrent Offering
Principal Shareholders
Description of Securities
Dividend Policy
Underwriting
Shares Eligible For Future Sale
Legal Matters
Experts


TO RESIDENTS OF CALIFORNIA: Offers and/or sales of the securities described herein may be made solely to persons who qualify as "Accredited Investors," as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended.

                               PROSPECTUS SUMMARY

OUR COMPANY


    We develop, formulate, and market nutritional supplements and skin care products. These products are sold primarily to network marketing companies which in turn place their own labels on the products and offer them to their customers or members. We also offer various marketing services to our network marketing customers. Management and key personnel carry over twenty-five (25) years of experience in successfully developing and selling nutritional systems and programs in this channel of distribution including health food stores and mass market. With the proceeds of this offering, we intend to market some of our proprietary products through our E-Commerce web site, which is currently in development. Our strategy is to build a loyal base of E-Commerce customers under the Imagenetix brand of speciality products that are not competitive with our primary client base.


    Our principal executive offices are located at 11777 Bernardo Plaza Court, Suite 206, San Diego, CA 92128, and our telephone number at these offices is (619) 674-8455.


THE OFFERING


Securities offered                         233,334 shares
Promissory Notes Converted                 $300,000
Resale Shares from Converted Notes         100,000

Shares outstanding at November 1, 1999     1,725,000 shares
Shares outstanding after the offering      2,058,334 shares

Total public price                         $700,002
Underwriter's discount                     $70,000
Net proceeds                               $630,002
Estimated offering expenses                $71,000 (including the Underwriter's
                                           expense allowance)
Over-allotment                             Up to 35,000 shares. If the full
                                           over-allotment is purchased by the
                                           underwriter, the total public
                                           offering price, underwriting
                                           discount, and net proceeds will be
                                           $850,002, $85,000, and $715,002,
                                           respectively.

Warrants outstanding at November 1, 1999   300,000 Class A warrants
                                           300,000 Class B warrants



    We intend to use the net offering proceeds to:

         - Provide working capital, including the purchase of raw materials and the financing of receivables;

         -    Develop and market our E-commerce web site; and

         -    Expand our Globestar System.


    The following summary financial information has been derived from our consolidated financial statements which appear later in this prospectus and should be read in conjunction with those consolidated financial statements and related notes.


                                                                         For the Period
                                                  For the Six            From January 7,
                                                  Months Ended           1999 to March
                                                 Sept. 30, 1999             31, 1999
                                                 --------------          ---------------
Consolidated Statement of Operations Data:

Net sales                                        $   781,138             $    84,986
Gross profit                                         251,864                  16,390
Operating loss                                        (8,612)                (20,096)
Net loss                                             (22,649)                (20,151)
Loss per share                                          (.01)                   (.01)
Shares used in per share computations              1,761,885               1,800,000

Consolidated Balance Sheet Data:

Cash and cash equivalents                        $   183,318             $   141,154
Working capital                                       (2,882)                 35,342
Total assets                                       1,033,922                 150,434
Total stockholders' equity (deficit)                  28,800                  42,791



                                 RISK FACTORS


WE HAVE HAD LOSSES OF $42,800 SINCE BEGINNING OPERATIONS IN FEBRUARY 1999.


Imagenetix' operating subsidiary was organized in January 1999 and began principal operations in February 1999. Since beginning operations, and through September 30, 1999, we generated $866,124 in net sales and incurred losses of $42,800, or $0.02 per share. For the quarter ending September 30, 1999, we earned $24,088, or $0.01 per share on net sales of $615,676 for the same period. Our ability to operate profitably depends on increasing our sales and distribution outlets, achieving sufficient gross profit margins, and a continuing demand for the nutritional supplements and skin care products offered. We cannot assure you that the company will operate profitably. See "Financial Statements."

WE ARE RELYING UPON A LIMITED NUMBER OF CLIENTS AND NON-PAYMENT OR LATE PAYMENT BY THEM WOULD MAKE IT DIFFICULT TO MEET OUR OWN FINANCIAL OBLIGATIONS


As of September 30, 1999, we had taken orders from eleven clients. Since then we have increased our client base to a total of seventeen clients. Our success depends upon expanding the number of clients and retaining our present limited client base. With such a few number of customers, if any major one was late in payment to us, or failed to pay for the products, it is likely that our company's growth would be substantially delayed or that we would be unable to continue operations since we would be unable to continue to purchase raw materials or pay manufacturers. There are also a number of factors which would inhibit our ability to expand our client base, including acceptance of our limited line of products.


OUR E-COMMERCE SITE IS NOT FULLY OPERATIONAL AND WE GIVE NO ASSURANCE THAT IT WILL BECOME OPERATIONAL. FAILURE TO MAKE THE SITE OPERATIONAL MAY HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


We are currently generating revenue and orders from multiple channels of distribution. To achieve higher margins and awareness of our own company brand, we are planning to implement an E-Commerce site to launch our speciality branded products. We have not fully implemented our E-Commerce site, but anticipate being able to do so with the funds from this offering. We plan to drive potential customers to our site through articles written on the products, one of which is a nutritional product to assist in the area of men's sexual health called ViGro. This product is currently undergoing clinical testing. There is, however, no assurance that the results of the clinical studies will be positive or satisfactory enough to warrant active marketing of the product.


WE RELY EXCLUSIVELY ON OUTSIDE MANUFACTURERS FOR OUR PRODUCTS. THE FAILURE OF ANY MANUFACTURER TO SUPPLY PRODUCTS AS REQUIRED BY US COULD HAVE A MATERIAL ADVERSE EFFECT UPON OUR BUSINESS, RESULTS OF OPERATIONS, AND FINANCIAL CONDITION.


All of our products are manufactured by outside manufacturers with whom we have contracts. Our profit margins and our ability to deliver our existing products on a timely basis are dependent upon the ability of the outside manufacturers to continue to quickly supply products as ordered by us. Our ability to grow is dependent upon these manufacturers to reformulate existing and additional future products. Also, if we lose any of the present manufacturers, we would be forced to locate new manufacturers and establish operating relationships with them. While we believe there are other manufacturers available, the loss of an existing manufacturer could cause delays in delivery and could effect our ability to fill orders.


WE CURRENTLY USE ONE PROVIDER FOR CETYL MYRISTOLEATE WHICH IS USED IN APPROXIMATELY 20% OF OUR PRODUCTS. THE LOSS OF THIS PROVIDER WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS SINCE WE WOULD BE UNABLE TO PROVIDE THESE PRODUCTS.



We currently obtain ingredients for our products from suppliers with whom we have an existing business relationship and binding contracts. We believe we have dependable alternative sources for all of our product's ingredients, except Cetyl Myristoleate which is used in seven existing formulas. The Cetyl Myristoleate ingredient is a blend which we co-developed with the supplier. We expect to rely upon this ingredient to expand our client base and increase the number of formulas. We have a binding purchase agreement to acquire an amount which management believes represents a dominant position of the current supply of Cetyl Myristoleate. These products presently constitute approximately 60% of our total revenue. We believe that in the event adequate supplies of this ingredient become unavailable through our current source, this would have a material adverse effect on our business since we would be unable to provide these products.



WE DO NOT CARRY OUR OWN LIABILITY INSURANCE. OUR INVOLVEMENT IN DEFENDING PRODUCT LIABILITY CLAIMS COULD HAVE A DETRIMENTAL EFFECT ON OUR OPERATIONS.


We require our suppliers and manufacturers to add us as additional insured parties on their product liability insurance policies. Nevertheless, this coverage may not be adequate to protect us from potential product liability claims. These claims, and the legal defense of them, would have a material drain on the revenues of the company and would have a detrimental effect on our continued operations.


WE ARE DEPENDENT ON THE CONTINUED SERVICES OF OUR PRESIDENT, BUT WE DO NOT HAVE ANY EMPLOYMENT CONTRACT WITH HIM.


Our business is largely dependent on our ability to hire and retain quality personnel, especially William P. Spencer, our president. We have no written employment or non-competition agreements with our officers and directors, and we do not maintain any key-man insurance on any of them. Any officer or director may terminate his position with no prior notice. We do have an initial written agreement with Dr. Charles Cochran, although it does not prohibit Dr. Cochran from terminating his employment and subsequently competing with us. The loss of Messrs. Spencer or Cochran could have an adverse effect on our business and prospects.

MR. SPENCER WILL CONTINUE TO CONTROL IMAGENETIX AFTER THE OFFERING. THIS MEANS THAT WE WILL LIKELY CONTINUE TO BE ABLE TO ELECT MANAGEMENT PERSONNEL AND CONTROL OUR BUSINESS DIRECTION.


Upon completion of this offering, not giving effect to the issuance of any over-allotment shares or shares issuable pursuant to the warrants, William and Debra Spencer will continue to own 48.58% of the outstanding stock of the company. Thus, they will likely continue to be able to control the company and to elect all of the directors.


THE NAMES OF OUR PRODUCTS COULD BE VERY IMPORTANT TO OUR SUCCESS. ALTHOUGH WE HAVE APPLIED FOR TRADE MARKS ON THESE PRODUCTS, NO TRADE MARKS HAVE BEEN ISSUED. EVEN IF TRADEMARKS ARE ISSUED, IT MAY NOT REASONABLY PROHIBIT OTHERS FROM USING SIMILAR NAMES OR CHALLENGING THE TRADEMARKS. PROTECTING OUR TRADEMARKS HERE AND ABROAD MAY BE EXPENSIVE AND COULD HAVE AN ADVERSE EFFECT ON OUR FINANCES.


A portion of our proposed business involves supplying exclusive Company labeled products on an E-Commerce basis. The brand names used for these company labeled products could eventually be important, and we intend to apply for federal trademark and trade name protection when appropriate, relying primarily on trademark law to protect brand names. The Globestar and ViGro trademarks have been applied for and registration has been mailed to the Patent and Trademark Office. We cannot assure you that any pending trademark application will result in a registered trademark, or that any trademark granted will be effective in thwarting competition or be held valid if subsequently challenged. Our failure to obtain trademark protection, or illegal use by others of any trademarks we may obtain, may have an adverse effect on our business, financial condition and operating results. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as the laws of the United States or Canada.



THE DESIGNATION OF OUR STOCK AS "PENNY STOCK" WILL MEAN THAT IT WILL BE MORE DIFFICULT TO SELL YOUR SHARES.



Initially our shares will be subject to Rule 15g-9 under the Exchange Act. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities designated as "penny stocks" to persons other than established customers and institutional accredited investors. The SEC's regulations define a "penny stock" to be any equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Initially our stock will be penny stock. We cannot assure you that our shares will ever qualify for exemption from these restrictions. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our shares and may affect the ability of holders to sell their shares in the secondary market.


YOUR STOCK WILL BE DILUTED 86.33% FROM THE OFFERING PRICE.

Purchasers of shares will experience immediate and substantial dilution of $2.59 in net tangible book value per share, or approximately 86.33% of the offering price of $3.00 per share. In contrast, existing shareholders paid an average price of $.042 per share.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains statements that plan for or anticipate the future. Forward- looking statements include statements about the future of personal care and nutritional products, statements about our future business plans and strategies, and most other statements that are not historical in nature. In this prospectus forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like. Although we believe that any forward-looking statements we make in this prospectus are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified in the Risk Factors section of this prospectus, include the following:

         - changes in general economic and business conditions affecting the personal care and nutrition industry;

         -   changes in our business strategies; and

         - market acceptance of the products in the United States and foreign markets.

         In light of the significant uncertainties inherent in the forward-looking statements made in this prospectus, particularly in view of our early stage of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

         The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by existing public companies, does not apply to our offerings.

                                 USE OF PROCEEDS

         The following table sets forth the use of proceeds and our present estimate of the allocation of net proceeds of this offering. Our actual receipts and expenditures may vary from these estimates. Pending use of the funds, we will invest the net proceeds in investment-grade, short-term, interest bearing securities.

                                                                 Offering
                                                                 Proceeds          Percentage
                                                                ----------         ----------
Gross Proceeds                                                  $700,002
  Underwriting discounts                                          70,000                10%
  Underwriter's expense allowance                                 21,000                 3%
  Other offering expenses                                         50,000              7.14%
                                                                --------
           NET OFFERING PROCEEDS                                $559,002

Use of Net Proceeds
  Working capital(1)                                             341,450             48.78%
  Development and marketing of E-Commerce web site               130,350             18.62%
  Expansion of Globestar System                                   87,200             12.46%
                                                                --------
           TOTAL                                                $559,002



-------------------

    (1) We will use these funds to purchase raw materials to produce our products and to finance receivables from our customers. The amounts to be allocated between these two items will vary depending upon the amount of back orders at the completion of this offering.


                                   DILUTION


    Since our inception, we have issued a total of 1,725,000 shares to existing shareholders, at an average price of $.042 per share. The following table summarizes, as of September 30, 1999, the relative investments of all existing shareholders and the new investors, after giving pro forma effect to the sale of the shares in this offering (excluding the over-allotment shares):


                               Shares Purchased                  Total Consideration             Average Price
                            Number         Percent              Amount          Percent          Per Share
Existing shareholders      1,725,000        83.81%               $71,600          6.68%           $0.042
New investors                333,334        16.19%            $1,000,002         93.32%           $3.00
                           ---------        -----             ----------         ----
         Total             2,058,334          100%            $1,071,600          100%
                           =========        =====             ==========         ====


    Our financial statements at September 30, 1999, show a net tangible book value of $27,802 or $0.0161 per share. Net tangible book value per share represents the amount of our tangible assets (total assets less intangible assets), less total liabilities, divided by the number of shares of common stock outstanding. Without taking into account any further adjustments in net tangible book value after September 30, 1999, other than to give effect to the sale of the 333,334 shares, including 100,000 shares for conversion of $300,000 of Notes Payable, offered hereby (after deduction of underwriting discount and other offering expenses) the pro forma net tangible book value of the Company at September 30, 1999, would have been $886,804 or approximately $0.43 per share of common stock, representing an increase in net tangible book value of approximately $0.43 to existing shareholders and a dilution of approximately $2.57 per share to new investors.


                               PLAN OF OPERATIONS

General


    We started our principal activities in January 1999. From the date of beginning our business until March 1999, we developed our business plan, located our principal facilities, developed our initial products, and secured sources for our products. In accordance with the terms of a funding agreement, we borrowed $100,000 in March 1999 for operating expenses and another $200,000 in September 1999 for additional operating expenses. We borrowed these funds from certain of our shareholders. In addition, Mr. and Mrs. Spencer, our President and Secretary, have loaned a total of $288,500 to us since our inception to pay for the startup costs and expenses of starting and continuing operations. These loans are evidenced by one-year promissory notes. No proceeds of this offering will be used to repay the amounts owed to Mr. and Mrs. Spencer. The other note holders intend to convert the principal amount of their notes into 100,000 shares of our stock; the interest will be paid from operating revenues.



    At November 9, 1999, we had a backlog of orders in the amount of $236,460. We intend to use approximately $341,450 of the offering proceeds to acquire the raw materials and pay for the production costs to satisfy a portion of the backlog orders. The balance of the funds from the offering will be used to expand the Globestar System and to develop and market our E-Commerce site. We believe that the equity funding received through this offering will satisfy our cash requirements for twelve months or longer without the need to raise additional funds.


Year 2000 Issue

    We do not believe that the Year 2000 Issue will have a significant impact on our business. The "Year 2000 Issue" involves the potential for system and processing failures of date-related data resulting from computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that contain time-sensitive software may recognize a date using two digits of "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar ordinary business activities.

    We believe that our internal software and hardware systems will function properly with respect to dates in the Year 2000 and thereafter, especially since our web site and related activities have occurred in 1999 and are sensitive to the Year 2000 Issue. In particular, our computer manufacturer has disclosed that our system has successfully completed testing by the

National Software Laboratories and is Year 2000 compliant. Any failure due to the Year 2000 problem is also covered by the manufacturer's warrant.



    In addition to reviewing our own internal Year 2000 readiness, we have contacted our suppliers, manufacturers, and principal clients. We have also either contacted directly, or reviewed disclosures prepared by, our utility and telecommunications companies and other companies which provide key services or equipment to our business. Of our suppliers, manufacturers, and principal clients, we asked whether or not they had made an assessment of their readiness for the Year 2000 problem, and if so, whether they believed the Year 2000 problem would have a material effect on their business, results of operations, or financial condition. We also asked them to describe any material issues regarding the Year 2000 problem which might affect, either directly or indirectly, their ability to continue to conduct business with us after December 31, 1999, in the same manner as prior to January 1, 2000. Of those suppliers, manufacturers, or clients which did respond, only one had not made a Year 2000 readiness assessment; the others, including our supplier of Cetyl Myristoleate, believed they were Year 2000 compliant. As a contingency plan, we believe that if for any reason the particular manufacturer who had not yet completed its readiness assessment is not Year 2000 compliant by December 31, 1999, alternative manufacturers would be available. Of the utility and telecommunications companies, and others who provide key equipment or services to us, each has disclosed that it is presently Year 2000 compliant.


                                    BUSINESS


Our Organization and History


    Imagenetix, Inc. was incorporated in the State of Colorado on July 26, 1996, under the name "Internet International Business Management, Inc." We changed our name to "Imagenetix, Inc." on April 27, 1999.


    From our inception in 1996 until March 1999, we had no significant business operations. In March 1999 we entered into a reverse acquisition agreement with Imagenetix, a California corporation, incorporated in January 1999 and organized for the purpose of providing nutritional supplement and skin care products for specific health applications. Mr. and Mrs. Spencer, current officers and directors of the Colorado corporation, were the only shareholders of the California corporation at the time of the reorganization. The agreement provided that we would acquire all of the outstanding stock of the California corporation and that Mr. and Mrs. Spencer would receive 1,300,000 shares of common stock representing approximately 72% of our outstanding stock. In connection with the transaction, existing management of the Colorado company agreed to resign and to appoint the present directors. In addition, certain shareholders of the Colorado company entered into a funding agreement to provide $100,000 to the Company at the closing of the transaction and $200,000 at the time of filing this registration statement. The closing of the transaction was held on March 26, 1999, and all of the foregoing terms were implemented. The California corporation is now a wholly owned subsidiary of the Colorado corporation and conducts all of our business. Unless otherwise indicated in this section, all references to our business refers to the business operations of the California corporation.


    In June 1999 we adopted a 1999 Stock Bonus Plan which authorizes the Board of Directors to issue up to 211,500 shares to our officers, directors, employees and consultants. The Plan is intended to aid us in maintaining and developing a management team, attracting qualified directors, officers, and employees capable of assisting in our future success, and rewarding those individuals who have contributed to the success of the Company. In June 1999 we issued 166,500 shares under the Plan to our directors, employees, and consultants. In order to avoid further dilution of the outstanding shares, Mr. and Mrs. Spencer canceled 241,500 of the shares received in the reorganization between the Colorado and the California corporations. This allowed us to use 211,500 shares for the Stock Bonus Plan and to reserve 30,000 shares for future issuance to Mr. Cochran after this offering.


Industry Overview

    The dietary supplement industry is highly diversified and intensely competitive. It includes companies that manufacture, distribute, and sell products that are generally intended to supplement the daily diet with nutrients that may enhance the body's performance and well being. Dietary supplements include vitamins, minerals, herbs, botanicals, amino acids, and compounds derived therefrom. Specific statutory provisions governing the dietary supplements industry were codified in the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). DSHEA provides new statutory protections for dietary supplements. It codifies and strengthens legal protection for statements of nutritional support that apprise consumers of the effect dietary supplements have upon the structure or functions of the body.

    Dietary supplements are sold primarily through (i) mass market retailers, including mass merchandisers, drug stores, supermarkets and discount stores,
(ii) health food stores, (iii) mail order companies, and (iv) direct sales organizations. Our primary marketing thrust is targeted at direct selling, of which network marketing is a significant segment.

Operations

    Our management and key personnel carry over twenty-five (25) years of experience in developing nutritional systems and marketing programs for the network marketing channel of distribution. The management team has been responsible for generating sales from a number of the world's largest direct selling and network marketing companies. Currently, we have generated sales and orders from multiple network marketing companies, one of which is Nikken, a global network marketing company.



    Our strategy also includes targeting large companies who sell primarily through mass market retailers. Two notable companies who specialize in mass market retailing, from which we have generated purchase orders or sales, are Natrol and Pharmavite. Additionally, we have built relationships with companies that sell primarily through health food stores. One of these companies is Nature's Way. We have generated significant sales to this company as well as others in this channel of distribution.


    We offer a variety of specialized nutraceutical formulations and compounds along with proprietary skin care products which are designed to be sold to network marketing companies. Since beginning operations in February, we have generated approximately fifteen customers for which we prepare nutritional supplements to be sold by the customer under its own label. Once initial funding from this offering has taken place, we intend to embark on a more aggressive marketing campaign of capturing orders, diversifying the client base, and expanding sales.



    Through March 31, 1999, our primary focus was to establish suppliers, manufacturing agreements, and develop business systems. During this period we were able to successfully implement our business system by generating and collecting on sales of approximately $80,000. Since this quarter end, we have added eleven additional clients. Three of these customers represent in excess of 10% of our total orders and sales to date. The loss of any of these customers could have a material detrimental effect on our business. Also, the failure of any of these customers to pay for the products in a timely manner, could have a negative impact on us since we do not have significant financial reserves to supplement such a loss.


Products



    We offer a number of products, also known in the industry as nutraceutical formulas or formulations, to our clients. These formulations are, in some cases, developed by our clients, codeveloped by us and the client, or developed exclusively by us for the client. We also have developed formulations which we intend to offer directly to consumers through the Internet. We categorize our current revenue producing products as those which include Cetyl Myristoleate in the formulation and those that do not. Since our inception through September 30, 1999, approximately 66% of our revenues were generated from the sale of formulations without Cetyl Myristoleate and approximately 34% were generated from formulations which contained this compound. We provide over thirty (30) formulations on behalf of our clients under the client trade names.



    We use Cetyl Myristoleate to produce a number of dietary supplement formulations for our clients. Ongoing research may determine the extent of its effects on the body, including the role it may play in providing support for the normal functioning of muscles and joints. We can produce a wide range of formulas using this compound and then market these formulas through multiple distribution channels. Currently we have sold formulas using this compound primarily to network marketing companies. These companies are reselling the compounds under their own label and tradename. We do not own or have any interest in the trade marks or names under which these products are sold. Using multiple processes to produce this compound, we are able to offer formulas to our clients in three forms of delivery: soft gel, hard-shell capsule, and tablet. Each process employed, from producing the compound to manufacturing the product, has been co-developed and co-engineered by our staff in collaboration with the supplier and manufacturer. We believe Cetyl Myristoleate will be our principal compound in the foreseeable future, particularly if clinical research provides a clearer indication of the role the compound plays in the area of joint health. We intend to expand the number of clients who use this compound in formulas and to develop a unique formula for each specific client.



    We have also developed a natural compound extracted from artichoke and sarsaparilla which has demonstrated in a medical double-blind placebo study to assist the human body in improving the functions of the liver. This product is proprietary to us and was specifically developed by Dr. Charles Cochran, one of our directors. We currently have received orders for this product from two network marketing companies.



    We also have developed proprietary skin care products for the face, which we believe contain unique ingredients designed to be beneficial to the skin. The skin care products were designed and developed to be sold to network marketing companies seeking unique skin and beauty care products. The products consist of exfoliants, moisturizers, and masks. Full product development has been completed and we are beginning to market the products to targeted network marketing companies which would offer these products under their own private labels.



    We have also developed a dietary supplement known as ViGro which is designed to assist the human body in the area of men's sexual health. Compounds in this formula have been found to increase blood testosterone levels, increase formation and development of sperm and their mobility, decrease blood lipids, and increase serum nitric oxide levels, which relaxes smooth muscle and increases blood supply to penile tissues. We developed this product for the purpose of selling it through our E-Commerce site. We intend to conduct a medically supervised study to determine the efficacy of this formula. We intend to sell our ViGro product under our own brand exclusively on an E-Commerce basis. We do not intend to market ViGro until clinical evidence demonstrates the effectiveness of the formula. We have contacted a physician who has expressed interest in conducting clinical trials, but no firm agreement has been reached. We cannot predict how long the clinical trials will take.


Raw Materials and Manufacturing


    We develop, formulate and design nutritional and skin care systems, but do not manufacture any of our own products. We currently purchase ingredients from suppliers that we consider to be the superior suppliers of these ingredients. We currently have a single source supplier of Cetyl Myristoleate and an agreement is in place to protect our right to purchase sufficient quantities of this material to meet our estimated needs through at least April 2000. Products using Cetyl Myristoleate represent approximately 34% of our sales from inception through September 30, 1999. With the exception of Cetyl Myristoleate, we believe that, in the event we are unable to obtain any ingredients from our current suppliers, we could obtain substitute ingredients without great difficulty or prohibitive increases in the cost of goods sold. However, there can be no assurance that the loss of such a supplier would not have a material adverse effect on our business and results of operations.


    We rely on a number of manufacturers to produce our personal care and nutritional products. We have written confidentiality and client exclusivity agreements with those key manufacturers. However, we believe that in the event our relationship with any of our key manufacturers is terminated, we would be able to find suitable replacement manufacturers. However, there can be no assurance that the loss of a manufacturer would not have a material adverse effect on our business and results of operations.


Marketing

    Since inception we have marketed our products and custom formulations to clients in multiple channels of distribution. Using part of the funds from this offering, we plan to more aggressively implement the following three-phase marketing strategy:


    The first phase is to continue to offer our proprietary products to existing clients and seek new customers, primarily those engaged in the network marketing and mass marketing of nutraceutical products. We would assist these clients in designing nutritional and skin care systems using our formulations. We would also prepare and design marketing materials, provide spokespersons to help market the product, and provide an array of other value added services to assist each client in enhancing and expanding its business.


    The second phase of the marketing program would be to offer additional products to those network and mass marketing companies. The additional products would include items which they would be currently offering, but which would be presently furnished through another supplier or manufacturer. We believe we could furnish these additional products at competitive prices coupled with providing added services to assist the client in marketing their nutraceutical and skin care products.

    The third phase would be to establish our E-Commerce channel of distribution. Initially we would offer our ViGro product only through our own Internet site. Upon successfully implementing our E-Commerce business with our offering of ViGro, we could add other products to expand this form of product distribution. We anticipate that potential customers would be driven to our web site, in part, through articles written on our products in various publications. According to the research firm, Cyber Dialogue, Inc., approximately 40% of American adults online used the Internet to obtain health information and treatments in 1998.



    We anticipate being able to more actively and fully implement and expand the first two phases of the marketing plan as soon as this offering is completed. We also intend to begin implementation of the E-Commerce strategy in part with the funds from this offering and open the E-Commerce site within three months following completion of this offering.


Globestar



    We propose to implement an online intranet computer system known as "Globestar" which will be a proprietary, interactive, multimedia, global inter-linking system which we could use in marketing to all of our clients. We have designed and begun the engineering phase of the system. A primary function of the system will be to instantaneously monitor and update the real-time status of all of our products and client orders, from inception, to development, and to delivery.



    A preassigned access code will enable clients and manufacturers to enter into select regions of the Globestar system. This will allow clients and manufacturers to have real time information on product progress through an automatically updated sales order system. Through the extensive use of multi-media and intra-linking programs, Globestar is being designed to provide for clients hard to find or breakthrough ingredients in the nutraceutical and skin care industry. In addition to providing clients with real-time product order updates, Globestar also will provide them the story behind the development of particular products or compounds that assist in the marketing of the product. Certain features of the system are in the development stage and we anticipate that activation of Globestar could take place by the first quarter of next year.



    When fully functional, Globestar will also permit and extend to authorized manufacturers and scientists around the world to inflow product information directly into the Globestar system. This will enable us to quickly evaluate and determine the market potential of any product or compound. Globestar will also permit authorized clients to input requests for new products or compounds to be reviewed by us. Additional features of Globestar will be engineered to include: (i) access to the lowest raw material pricing through linkage of direct suppliers and manufacturers; (ii) world-wide online access for our key clients; (iii) product delivery schedule; and, (iv) rapid registration or certification of products destined for foreign markets.


Competition


    The nutraceutical products industry is large and intensely competitive. We compete directly with companies that manufacture and market nutritional products in each of our product lines, including companies such as Twin Labs Corporation, Weider Nutrition International, Inc., IVC Industries, and Perrigo Company. Most of our competitors in the nutritional supplements market have longer operating histories, greater name recognition and financial resources than do we. In addition, nutritional supplements can be purchased in a wide variety of distribution channels. While we believe that consumers appreciate the convenience of ordering products from home through the Internet or a sales person, the buying habits of many consumers accustomed to purchasing products through traditional retail channels are difficult to change. Our offerings in each product category are also relatively small compared to the wide variety of products offered by many other nutritional product companies.


Government Regulation

    In both the United States and foreign markets, we are or will be subject to and affected by extensive laws, governmental regulations, and similar constraints at the federal, state and local levels. For example, we will be subject, directly or indirectly, to regulations pertaining to the following:

    -  dietary ingredients;

    - the manufacturing, packaging, labeling, promotion, distribution, importation, sale and storage of our products;

    - product claims, labeling, and advertising (including direct claims and advertising by us as well as claims in labeling and advertising by associates, for which we may be held responsible);

    - transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties; and

    - taxation, which in some instances may impose an obligation on us to collect the taxes and maintain appropriate records.



    The dietary ingredients, manufacturing, packaging, storing, labeling, advertising, promotion, distribution and sale of our products are subject to regulation by one or more governmental agencies, including the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the Department of Agriculture, the Department of Customs, the Patent and Trademark Office, and the Environmental Protection Agency. Our activities are, or may be, also regulated by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed, and/or sold. The FDA, in particular, regulates the ingredients, manufacture, packaging, storage, labeling, promotion, distribution and sale of foods, dietary supplements and OTC drugs, such as those we distribute. We and our suppliers are required by FDA regulations to meet relevant current good manufacturing practice ("GMP") guidelines for the preparation, packing and storage of foods and drugs. The FDA has published an Advance Notice of Proposed Rule Making, 62 Fed. Reg. 5700 (Feb. 6, 1997) for the establishment of GMPs for dietary supplements, but it has not yet issued a proposal rule. FDA conducts unannounced inspections of companies that manufacture, distribute and sell dietary supplements, issues warning letters for rule violations found during these inspections and refers matters to the U.S. Attorneys and Justice Department for prosecution under the Federal Food, Drug, and Cosmetic Act ("FFDCA"). There can be no assurance that FDA will not question our labeling or other operations in the future.

    The Dietary Supplement Health and Education Act of 1994 ("DSHEA") revised the provisions of the FFDCA governing dietary ingredients and labeling of dietary supplements. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, botanicals, other dietary substances to supplement the daily diet, and concentrates, metabolites, constituents, extracts, and combinations thereof. The legislation requires no federal premarket approval for the sale of dietary ingredients that were on the market before October 15, 1994. Dietary ingredients first marketed on or after October 15, 1994, may not be distributed or marketed in interstate commerce unless, (i) the manufacturer has proof that the dietary ingredient has been present in the food supply as an article used for food in a form in which the food has not been chemically altered, or (ii) the manufacturer supplies FDA with proof to the agency's satisfaction of the dietary ingredient's safety. Manufacturers and distributors of dietary supplements may include statements of nutritional support, including structure and function claims, on labels, in labeling, and in advertising if (a) the claims are corroborated by "competent and reliable scientific evidence" consistent with FTC standards for advertising review;
(b) the claims for labels and labeling are filed in a certified notice with the FDA no later than 30 days after first market use of the claims; (c) the manufacturer retains substantiation that the claims are truthful and nonmisleading; (d) each claim on labels and in labeling is cross- referenced by an asterisk to a mandatory FDA disclaimer.

    The majority of the products marketed, or proposed to be marketed, by us are classified as dietary supplements under the FFDCA. In September 1997, the FDA issued regulations governing the labeling and marketing of dietary supplement products. The regulations cover: (i) the identification of dietary supplements and their nutrition and ingredient labeling; (ii) the terminology to be used for nutrient content claims, health claims, and statements of nutritional support, including structure and function claims; (iii) labeling requirements for dietary supplements for which "high potency" and "antioxidant" claims are made; (iv) notification procedures for statements of nutritional support, including structure and function claims, on dietary supplement labels and in their labeling; and (v) premarket notification procedures for new dietary ingredients in dietary supplements. The notification procedures became effective in October 1997, while the new labeling requirements did not become effective until March 23, 1999.

    Dietary supplements are subject to the FFDCA as amended by the Nutrition, Labeling and Education Act ("NLEA") and DSHEA and are subject to the regulations of the FDA. Those laws regulate, among other things, health claims, ingredient labeling, and nutrition content claims characterizing the level of nutrient in the product. NLEA prohibits the use of any health claim for dietary supplements, unless the health claim is supported by significant scientific agreement and is pre-approved by the FDA. In Pearson v. Shalala, 64 F3d 650 (D.C. Cir 1999), the United States Court of Appeals for the D.C. Circuit ruled that the FDA must authorize health claims presented to the agency in health claims petitions unless they are inherently misleading and must rely on disclaimers to eliminate any potentially misleading connotation conveyed by a claim. The court held that even claims not found supported by significant scientific agreement must be allowed if disclaimers can correct misleading connotations. The court ruled that the FDA violated the

Administrative Procedure Act by not defining its significant scientific agreement standard of review and ordered the FDA to define the standard in a way that would enable regulatees to perceive the principles which guide agency action.



    In foreign markets, prior to starting operations and prior to making or permitting sales of our products in the market, we may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. Prior to entering a new market in which a formal approval, license or certificate is required, we may be required to work with local authorities in order to obtain the requisite approvals, license or certification. The approval process generally would require us to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. These approvals may be conditioned on reformulation of our products or may be unavailable with respect to certain products or certain ingredients. We must also comply with product labeling and packaging regulations that vary from country to country.


    The FTC, which exercises jurisdiction over the marketing practices and advertising of all products similar to those we offer, has in the past several years instituted enforcement actions against several dietary supplement companies for deceptive marketing and advertising practices. These enforcement actions have frequently resulted in consent orders and agreements. In certain instances, these actions have resulted in the imposition of monetary redress requirements. Importantly, the FTC requires that "competent and reliable scientific evidence" corroborate each claim of health benefit made in advertising before the advertising is first made. A failure to have that evidence on hand at the time an advertisement is first made violates the Federal Trade Commission Act. While we have not been the subject to FTC enforcement action for the advertising of its products, there can be no assurance that the FTC will not question our advertising or other operations in the future.



    We believe we are in compliance with all material government regulations which apply to our products. However, we are unable to predict the nature of any future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. These future changes could, however, require the reformulation or elimination of certain products; imposition of additional record keeping and documentation requirements; imposition of new federal reporting and application requirements; modified methods of importing, manufacturing, storing, or distributing certain products; and expanded or different labeling and substantiation requirements for certain products and ingredients. Any or all of these requirements could have a material adverse effect on our business, results of operations and financial condition.

Trademarks



    We have applied for trademarks for the names "Globestar" and "ViGro." The application for the "Globestar" trademark was filed in May of 1999, and the application for the "ViGro" trademark was filed in June of 1999.


Employees



    At November 1, 1999, we had eight full-time employees, one of whom is also an executive officer of the Company.



Facilities



    We currently rent on a month-to-month basis approximately 1,151 square feet of office space for $1,710 per month. Effective December 31, 1999, we will terminate this arrangement and effective January 1, 2000, we will occupy approximately 5,768 square feet of office space located at 16935 West Bernardo Drive, Suites 101 and 101A, San Diego, California 92127. We have entered into a three year lease for this space and will pay approximately $13,635 for the monthly lease payments. Effective January 1, 2000, our principal executive offices will change to this new location; our telephone number will not change



Reports to Our Security Holders



    Our fiscal year ends on March 31st. We intend to furnish our shareholders annual reports containing audited financial statements and other appropriate reports. In addition, we intend to become a reporting company and file annual, quarterly and current reports, and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site at http\\www.sec.gov.


                                  MANAGEMENT

General

    The following table sets forth the current officers, directors, and significant employees of Imagenetix:

                                                                                        Director
         Name                              Age      Position(s)                          Since
         William P. Spencer                 47       Director, President, & CEO           1999
         Debra L. Spencer                   47       Director, Secretary, & Treasurer     1999
         Dr. Charles L. Cochran             51       Director                             1999
         Dr. Peter H. Antoniou              39       Director                             1999
         Patrick S. Millsap                 46       --                                   --

    Set forth below is the business experience and biographical information on each of the officers, directors, and significant employees of Imagenetix:



    WILLIAM P. SPENCER has served as the president of Imagenetix since March 1999 and has served as a director and president of the Subsidiary since January 1999. From January 1986 until December 1996, he served as chief operating officer, chief financial officer, and executive vice-president of Natural Alternatives International, Inc., a company engaged in the formulation and production of encapsulated vitamins and nutrients. He served as president of this entity from December 1996 until October 1998, and as a director from January 1986 until October 1998. Mr. Spencer received a Bachelor of Science in Finance in 1974, and a Masters in Business Administration, also in the area of Finance, in 1979 from San Diego State University.


    DEBRA L. SPENCER has served as Secretary and Treasurer of Imagenetix since March of 1999. Her responsibilities with Imagenetix also include graphics layout and development of marketing material for the Company's private label products. From 1994 to February 1999 she was a homemaker. From 1987 to 1993 she served as Vice President, Secretary and Treasurer for a consumer mail order vitamin company, Vitamin Direct, Inc. She was responsible for developing marketing material, generating leads as well as maintaining a high consumer satisfaction ratio for their over 25,000 customers.



    DR. CHARLES L. COCHRAN has been employed full-time by the Company as the director of product research and development since September 27, 1999. He was the owner/operator of a chiropractic clinic from 1984 until 1996. From 1970 to 1999 he worked as a health care and nutritional consultant. Dr. Cochran received his Doctorate of Chiropractic in 1984 from Palmer College of Chiropractic, Davenport, Iowa.


    DR. PETER H. ANTONIOU founded Pomegranate International in 1986 as an international consulting firm specializing in educational programs, trade matching activities, and consulting assistance. Since 1994 he has been an adjunct professor at the Graduate College of Business for U.S. International University, San Diego, CA; from 1993 to the present he has been an adjunct professor at the Executive MBA and the Undergraduate College of Business at CSU San Marcos; and from 1991 to the present he has been an adjunct professor at the School of Business Administration at Mount St. Mary's College, Los Angeles, CA. Dr. Antoniou received his Bachelor of Science degree in 1981 in Business Administration, and his Masters in International Business Administration in 1982, from the International University Europe, London, England. He received his Doctorate in Business Administration in 1986 from the U.S. International University.

    PATRICK S. MILLSAP, has been the vice-president of marketing for the Subsidiary since May 1999. From April 1991 until May 1999 he was employed by Natural Alternatives International, Inc. as a senior account manager. Mr. Millsap graduated in 1990 from San Diego State University with a bachelor's degree in history. He received a certificate of international business from the University of San Diego in 1996, and is currently studying international trade and finance at the University of California, San Diego.

    Each of our directors is elected to hold office for one year and until his or her successor is elected and duly qualified. Each of our officers is appointed to hold office until the first meeting of the Board of Directors immediately following the annual meeting of shareholders. William P. Spencer and Debra L. Spencer are husband and wife.

Executive Compensation


    Neither Imagenetix nor its subsidiary has a written employment contract with any of its officers, although we have entered into a preliminary written agreement with Dr. Cochran concerning his employment. We pay Mr. Spencer an annual salary of $100,000 and provide health care insurance for him and his wife. Dr. Cochran received $20,375 in royalty payments from us pursuant to an Alliance Agreement which terminated on September 27, 1999, when he became a full-time employee for us. Dr. Cochran will receive an annual salary of $100,000 and health insurance benefits for himself only. Following this offering, we will furnish him with a company-leased automobile. After this offering, we have agreed to issue 30,000 shares to Dr. Cochran for his interest in all of the company products developed by him, and an additional 10,000 shares for accepting employment with us. We have also agreed with him to establish a bonus pool based upon the company's performance. If we decide to terminate Dr. Cochran's employment, the Alliance Agreement will be reinstated effective on the date of severance.


    As consideration for accepting positions as directors, Dr. Cochran and Dr. Antoniou each received 5,000 shares of Common stock under our 1999 Stock Bonus Plan.

Indemnification of Directors, Officers, and Others



    Article 109 of the Colorado Business Corporation Act expressly authorizes a Colorado corporation to indemnify its directors, officers, employees, fiduciaries, and agents against claims or liabilities arising out of a persons' conduct in these capacities if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. In general, these provisions provide for indemnification in instances when a person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. A corporation may also purchase and maintain liability insurance on behalf of these persons.


    Article VIII of our Bylaws provides for the indemnification of the Company's officers, directors, and employees. We do not maintain any liability insurance on behalf of any director, officer, or other person affiliated with us.



    Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our officers and directors pursuant to the foregoing provisions, or otherwise, we are aware that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Act and is therefore, unenforceable.


                             CERTAIN TRANSACTIONS

    During 1999 the following persons loaned us $300,000 pursuant to the terms of a Funding Agreement entered into in connection with the reverse acquisition of the Colorado company by the California corporation in March 1999:

         Name                                                       Amount Loaned
         Claudia A. McAdam                                              $50,000
         Great Expectations Family Limited Partnership                  $50,000
         David N. Nemelka                                               $50,000
         1st Zamora Corp.                                               $75,000
         Greg Puesy                                                     $26,250
         Barry C. Loder                                                 $11,250
         Gulfstream 1998 Irrevocable Trust                              $37,500


    These persons were issued convertible promissory notes which are convertible into common stock at the rate of one share for each $3.00 of principal debt. These note holders have agreed to convert the principal amount of their notes into a total of 100,000 shares. The notes bear interest at the rate of 10% per annum, which will be paid at the time of conversion. Each of these persons was also granted warrants at the rate of one A Warrant and one B Warrant for each $1.00 loaned to us. Prior to the date of this offering, Great Expectations Family Limited Partnership sold and transferred $25,000 of the promissory note, and the accompanying A and B warrants, issued to it to David N. Nemelka.


    Claudia A. McAdam is the spouse of Gary J. McAdam, the founder of the Colorado corporation. Mr. McAdam is also the general partner of Great Expectations Family Limited Partnership. 1st Zamora Corp. is a Colorado corporation controlled by Laura Lee Madsen. Gulfstream 1998 Irrevocable Trust is a trust created by Henry Fong for his children.

    Mr. and Mrs. Spencer, officers, directors, and principal shareholders of the our company, have loaned $288,500 to us for operating expenses. This loan is evidenced by promissory notes dated May 25, 1999, for $100,000, July 20, 1999, for $90,000, July 28, 1999, for $75,000, September 10, 1999, for
$19,500, and September 20, 1999, for $4,000. The promissory notes provide for interest at the rate of 10% per annum. The notes are due and payable not later than May 25, 2000, through September 20, 2000, respectively. Repayment of the loans will not be made from the selling proceeds of this offering, but will be made from our profits, if any, or from the exercise of our outstanding warrants.

    Mr. Spencer owns 15% of the outstanding stock of Integris International, one of our significant clients.



    Dr. Cochran, one of our directors, entered into an Alliance Agreement dated June 16, 1999, with us. This ten-year agreement granted to us the right to market the products developed by Dr. Cochran, including those products using Cetyl Myristoleate and ViGro. We agreed to pay Dr. Cochran a royalty of 10% of the actual payments received by us from all of these products sold by us. This agreement terminated upon Dr. Cochran becoming a full-time employee for us on September 27, 1999. Upon completion of this offering, he has agreed to transfer all of his interest in these products to us for 30,000 shares of our common stock.


                              CONCURRENT OFFERING



    The registration statement of which this prospectus forms a part also includes a prospectus with respect to an offering by certain selling security holders of 100,000 shares received in the exchange of $300,000 in outstanding promissory notes, 300,000 Class A and 300,000 Class B Warrants, and the shares of common stock underlying the warrants, which warrants were issued in connection with funds loaned to us by certain of the selling security holders. These shares may be sold in the open market, in privately negotiated transactions, or otherwise directly by the holders thereof.



    We will not receive any proceeds from the sale of any of the selling security holders' securities, except possibly in connection with the exercise of the warrants. Sales of this stock or the potential of these sales may have an adverse effect on the market price of the shares of common stock offered hereby.


                            PRINCIPAL SHAREHOLDERS

Voting Securities

    The following table sets forth certain information furnished by the following persons concerning the common stock ownership as of August 30, 1999, of (i) each person who is known to us to be the beneficial owner of more than five percent of the common stock; (ii) all directors and executive officers; and (iii) our directors and executive officers as a group:

                                       Amount and Nature                   Percent of Class
Name and Address                         of Beneficial                     ----------------
of Beneficial Owner                       Ownership(1)          Before Offering      After Offering(2)
-------------------                    -----------------        ---------------      -----------------
Management:

William & Debra Spencer                   1,000,000(3)               57.97%                 48.58%
11777 Bernardo Plaza Court
Suite 206
San Diego, CA  92128

Dr. Charles L. Cochran                        5,000                    *
226 Lake Court
Aptos, CA 95003

Dr. Peter H. Antoniou                         5,000                    *
2166 Lemon Ave.
Escondido, CA 92029

Officers and Directors
as a Group (4 Persons)                    1,010,000                  58.55%                 49.07%

Others:

Gary J. McAdam                              187,500(4)               10.71%                  9%
14 Red Tail Drive
Highlands, CO 80126

1st Zamora Corp.                            137,500(5)                7.86%                  6.6%
9025 Oakwood Pl.
West Jordan, UT 84088

David N. Nemelka(6)                         137,500(6)                7.86%                  6.6%
55 West 200 North
Provo, UT 84601


-------------------
*Represents less than 1%.

    (1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

(2) Does not include shares to be issued, if any, pursuant to the Underwriter's over-allotment option.

    (3) William and Debra Spencer are husband and wife and are therefore deemed to share beneficial ownership of these shares.


    (4) All of these shares are held indirectly by Mr. McAdam. Of these shares 162,500 are held directly by GM/CM Family Partnership, Ltd., a family limited partnership controlled by Mr. McAdam. Claudia A. McAdam, the wife of Mr. McAdam holds a promissory note from us convertible into approximately 16,667 shares of common stock and Great Expectations Family LP, a family limited partnership controlled by Mr. McAdam, also holds a promissory note from us convertible into approximately 8,333 shares of common stock. Mr. McAdam is deemed to share beneficial ownership of the foregoing shares by reason of his relationship to the direct owners of the shares.


    (5) Of the shares listed, 112,500 are currently outstanding and held in the name of 1st Zamora Corp. and 25,000 represent the approximate number of shares which could be issued if the corporation converts its note in the amount of $75,000. 1st Zamora Corp. is a Colorado corporation controlled by Laura Lee Madsen, who is deemed to share beneficial ownership of these shares with the corporation.


    (6) Mr. Nemelka is holding 50,000 of these shares for the benefit of his family limited partnership, Boulder Family Partnership Ltd, for which he is the general partner, and 25,000 are held for the benefit of McKinley Enterprises Profit Sharing Plan, of which he is the beneficiary. Of the shares listed, 112,500 are currently outstanding and held in the name of Mr. Nemelka and 25,000 represent the approximate number of shares which could be issued if he converts his notes in the aggregate amount of $75,000.


                           DESCRIPTION OF SECURITIES

Equity Securities

    We have two classes of stock, namely common stock, par value $.001 and preferred stock, par value $001. There are 50,000,000 shares of common stock authorized, of which 1,725,000 shares are outstanding. The holders of the common stock have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution, or winding up. Holders of the common stock are entitled to one vote per share on all matters on which shareholders may vote at all meetings of shareholders. There are no conversion rights, subscription rights, preemptive rights, cumulative voting rights, or redemptive rights with respect to the common stock. There are no sinking fund provisions relating to the common stock. The presently issued and outstanding shares of common stock are, and upon sale and issuance as set forth in this prospectus, the shares will be, validly issued, fully paid, and non-assessable.

    We have authorized 5,000,000 shares of preferred stock, none of which shares is outstanding. Neither the Articles of Incorporation nor the Board of Directors has determined the preferences, limitations, and relative rights of the preferred stock. The issuance of any preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the shareholders and may adversely affect the voting and other rights of the holders of the common stock. At present we have no plans to issue any shares of preferred stock.

Warrants



    We have issued two classes of warrants, namely the A Warrants and the B Warrants. The rights and terms of each class of warrants are the same, except for the exercise price. The exercise price of the A Warrants is $3.00 per share, and the exercise price of the B Warrants is $3.05 per share, subject to adjustment under certain circumstances. We have outstanding 300,000 A Warrants and 300,000 B Warrants, each warrant entitling the holder to purchase one share of common stock at the exercise price at any time beginning one year from the date of issuance, but not earlier than ninety days from the date of this prospectus, and ending five years from the date of this prospectus.



    The warrants also provide for a cashless exercise. In a cashless acquisition of shares pursuant to the provisions of the warrants, the warrant holders have the right to convert the warrants, in whole or in part, into the number of shares determined by dividing (a) the aggregate fair market value of the shares of the common stock issuable upon exercise of the warrants minus the aggregate warrant price of these shares by (b) the fair market value of one share. The formula for computing the number of shares to be issued in this type of exercise is set forth below:

         Aggregate fair market value of shares
         issuable upon exercise of the warrants
         less the aggregate warrant price for
         that number of shares
                                                 =  Number of shares received in
         -------------------------------------      conversion

         The fair market value of one share

For example, if a warrant holder wanted to exercise 1,000 warrants exercisable at $3.00 per share, and if the fair market value of the shares on the date of exercise were $10.00, the aggregate fair value of the shares to be issued upon conversion would be $10,000, less the aggregate warrant price for the shares which would be $3,000, divided by $10.00. Thus, the warrant holder would receive 700 shares and the warrants to purchase the 1,000 shares would be canceled as part of the cashless exercise.


    We cannot call or redeem the warrants.

    The warrants do not confer upon the holder any voting or preemptive rights, or any other rights of a stockholder.

    The warrant exercise price and the number and kind of shares of common stock to be obtained upon exercise of the warrants are subject to adjustment only in the event of a stock split of, dividend on, or a subdivision, combination , or recapitalization of the common stock or the sale of substantially all of our assets, or a merger or consolidation into another corporation or other business entity where we are not the surviving corporation.

         The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices, with the form of "Subscription Form" furnished with the warrant certificate filled out and executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised.

Transfer Agent

    The Transfer Agent for the shares of common stock is Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117; telephone number (801) 272-9294. Initially we will act as our own agent for the transfer and exercise of the warrants.

                                 DIVIDEND POLICY

    We have not declared or paid any cash dividends as yet on the common stock and the Board of Directors has not yet decided on a dividend policy. Whether dividends will be paid will be determined by the Board of Directors and will necessarily depend on our earnings, financial condition, capital requirements and other factors. The Board of Directors has no current plans to declare any dividends in the foreseeable future.

                                  UNDERWRITING

    We have agreed to sell to the Underwriting Group, for which Spencer Edwards, Inc. is acting as the representative, and the underwriting group has agreed to purchase from us, 333,334 shares of our common stock. The underwriting group is obligated to purchase all of the shares, if any of the shares are purchased.

Discounts and Costs



    We will sell the shares to the underwriting group for $2.70 per share and the underwriting group will offer the shares directly to the public at $3.00 per share. This offering price may not be changed until after the completion of the public distribution. The Underwriter may also offer the shares to certain securities dealers who may reoffer the shares on the same terms and conditions of the offering set forth in this prospectus. The members of the underwriting group may allow these discounts and concessions upon sales to selected dealers as may be determined from time to time by Spencer Edwards. The underwriter has advised us that it does not intend to sell any shares to accounts for which it has discretionary authority.



    If all of the shares are sold, we have also agreed to reimburse Spencer Edwards on a nonaccountable basis for the Underwriter's expenses in the amount of 3% of the gross proceeds of the shares, including the proceeds from the over-allotment shares. We paid $10,000 to Spencer Edwards toward these expenses when we entered into our letter of intent with them and an additional $10,000 when we filed this registration statement.


Over-allotment Option


    The Underwriter has an option to purchase up to 35,000 additional shares at the public offering price to cover over-allotments. The Underwriter can exercise this option for a period of 30 days after the date of this prospectus. If the Underwriter exercises this option, it will have a firm commitment, subject to some conditions, to purchase the 35,000 shares.


Underwriter's Warrants

    At the closing of the underwriting, we have agreed to sell to the Underwriter for $100 warrants to purchase 33,333 shares at $3.60 per share. These warrants cannot be transferred by the Underwriter for one year after the date of this prospectus. They will be exercisable at any time after one year from the date of this prospectus until six years from the date of the prospectus. The warrants will contain anti-dilution provisions, a cashless exercise provision, and piggyback registration rights.

Future Financings

    We have agreed with Spencer Edwards on a non-exclusive basis that if they arrange for equity, debt, or other financing for us over the next five years, we will pay a commission to them ranging from 10% for equity financings to 5% or less for debt financings, increase in lines of credit, sales of assets, mergers, acquisitions, or joint ventures.

Lock-up of Shares

    The Underwriting Agreement provides that we will cause all of our officers and directors and certain others to enter into an agreement not to sell, pledge, hypothecate, transfer, or otherwise dispose of any shares of common stock owned by them for a period of 24 months from the date of this prospectus without the prior written consent of the Underwriter. The shares subject to the lock-up consist of the 1,010,000 owned by management, 215,000 shares issued to employees, consultants, and others, 45,000 shares reserved for future issuance under our Stock Bonus Plan and 30,000 shares reserved for issuance to Dr. Cochran.

                         SHARES ELIGIBLE FOR FUTURE SALE



    Prior to this offering there has been no public market for our common stock. We cannot predict the effect, if any, that future market sales of our shares, or the availability of these shares for sale, will have on the prevailing market price of the common stock following this offering. Nevertheless, sales of substantial amounts of our stock in the open market following this offering could adversely affect the prevailing market price of the stock.


    Upon completion of this offering, and assuming no exercise of outstanding warrants to purchase shares of the common stock, we will have 2,088,334 outstanding shares. Of those, only the 333,334 shares being offered in this offering, will, subject to any applicable state law restrictions on secondary trading, be freely tradeable without restriction under the Securities Act, except that any shares purchased by "affiliates" (as that term is defined in Rule 144 under the Securities Act) will be subject to the resale limitations of Rule 144.

    The remaining 1,725,000 shares are "restricted" within the meaning of Rule 144 under the Securities Act. Of this number, 500,000 shares will be eligible for immediate sale in the public market without restriction under Rule 144(k). The remaining shares are subject to a twenty-four month lock-up agreement with the underwriter.

    In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding shares (approximately 20,883 shares immediately after the offering), or (ii) the average weekly trading volume of our stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are also subject to certain requirements relating to manner of sale, notice and availability of current public information about Imagenetix. A person who is not deemed to have been an affiliate of Imagenetix at any time during the 90 days immediately preceding the sale and whose restricted shares have been fully-paid for two years since the later of the date they were acquired from us, or the date they were acquired from one of our affiliates, may sell these restricted shares under Rule 144(k) without regard to the limitations and requirements described above. Under Rule 701, shares privately issued under certain compensatory stock-based plans, such as our Stock Bonus Plan, may be resold under Rule 144 within ninety days from the date of this prospectus. Of the current outstanding shares, 141,500 were issued prior to this offering under Rule 701.



    Prior to the offering, there has been no public market for our stock. We cannot predict the effect, if any, that sales of shares under Rule 144 or the availability of shares for sale will have on the market price of our stock prevailing from time to time after the offering. We are unable to estimate the number of shares that may be sold in the public market under Rule 144, because the amount will depend on the trading volume in, and market price for, our stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that sales of these shares could occur, could adversely affect the market price of our stock.

                                  LEGAL MATTERS

    The legality of the securities offered hereby will be passed upon for Imagenetix by Ronald N. Vance, Attorney at Law, Salt Lake City, Utah. The firm of Krys Boyle Freedman & Sawyer, P.C. has acted as counsel for the Underwriter in this offering.

                                     EXPERTS

    Our financial statements for the year ended March 31, 1999, included in this prospectus have been examined by Pritchett, Siler & Hardy, P.C., Certified Public Accountants. The financial statements examined by the Certified Public Accountants have been included in reliance upon their audit report.

                              FINANCIAL STATEMENTS



    We have attached to this prospectus copies of our audited financial statements as of March 31, 1999, consisting of a consolidated balance sheet at March 31, 1999 and the related statements of operations, stockholders' equity and cash flows from inception on January 7, 1999, through March 31, 1999. We have also included unaudited financial statements for September 30, 1999, consisting of a balance sheet as of September 30, 1999, and the related statements of operations, stockholders' equity, and cash flows for the six months ended September 30, 1999, and from inception on January 7, 1999, through September 30, 1999.

                       IMAGENETIX, INC. AND SUBSIDIARY


                                  CONTENTS

                                                                       PAGE
                                                                       ----
--        Independent Auditors Report                                    1


--        Consolidated Balance Sheets, September 30, 1999
           (Unaudited) and March 31, 1999                                2


--        Consolidated Statements of Operations, for the six
           months ended September 30, 1999 (Unaudited)
           and from inception on January 7, 1999 through
           March 31, 1999 and September 30, 1999 (Unaudited)             3

--        Consolidated Statement of Stockholders' Equity,
           from inception on January 7, 1999 through March 31,
           1999 and September 30, 1999 (Unaudited)                       4

--        Consolidated Statements of Cash Flows, for the six
           months ended September 30, 1999 (Unaudited) and from
           inception on January 7, 1999 through
           March 31, 1999 and September 30, 1999 (Unaudited)           5-6


--        Notes to Consolidated Financial Statements                  7-14

                         INDEPENDENT AUDITORS' REPORT



Board of Directors
IMAGENETIX, INC. AND SUBSIDIARY
San Diego, California

We have audited the accompanying consolidated balance sheet of Imagenetix, Inc. and Subsidiary at March 31, 1999, and the related statements of operations, stockholders' equity and cash flows from inception on January 7, 1999 through March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Imagenetix, Inc. and Subsidiary as of March 31, 1999, and the results of its operations and its cash flows for the period from inception through March 31, 1999, in conformity with generally accepted accounting principles.

/s/ Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.

May 10, 1999
Salt Lake City, Utah

Page 40
                         IMAGENETIX, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                 September 30,
                                                                                      1999               March 31,
                                                                                   (Unaudited)             1999
                                                                                  ------------         ------------
CURRENT ASSETS:
     Cash in bank                                                                 $    183,318         $    141,154
     Accounts receivable                                                               413,038                    -
     Inventory                                                                         362,058                1,831
     Prepaid assets                                                                     30,000                    -
                                                                                  ------------         ------------
               Total Current Assets                                                    988,414              142,985
                                                                                  ------------         ------------
PROPERTY AND EQUIPMENT, net                                                             31,332                6,594
                                                                                  ------------         ------------
OTHER ASSETS:
     Deferred stock offering costs                                                      12,323                    -
     Refundable deposits                                                                   855                  855
     Trademark, net                                                                        998                    -
                                                                                  ------------         ------------
               Total Other Assets                                                       14,176                  855
                                                                                  ------------         ------------
                                                                                  $  1,033,922         $    150,434
                                                                                  ------------         ------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                                             $    274,140         $      3,014
     Accrued liabilities                                                                21,619                4,629
     Customer deposits                                                                  83,025                    -
     Notes payable - related parties                                                   607,250              100,000
     Current portion of capital lease obligation                                         5,262                    -
                                                                                  ------------         ------------
               Total Current Liabilities                                               991,296              107,643

CAPITAL LEASE OBLIGATION, less current portion                                          13,826                    -
                                                                                  ------------         ------------
               Total Liabilities                                                     1,005,122              107,643
                                                                                  ------------         ------------
STOCKHOLDERS' EQUITY:
     Preferred stock, $.001 par value, 5,000,000
       shares authorized, no shares issued and
        outstanding                                                                         -                     -
     Common stock, $.001 par value, 50,000,000
       shares authorized, 1,725,000 and 1,800,000
       shares issued and outstanding, respectively                                       1,725                1,800
     Capital in excess of par value                                                     69,875               61,142
     Accumulated deficit                                                               (42,800)             (20,151)
                                                                                  ------------         ------------
               Total Stockholders' Equity                                               28,800               42,791
                                                                                  ------------         ------------
                                                                                  $  1,033,922         $    150,434
                                                                                  ------------         ------------

    The accompanying notes are an integral part of these consolidated financial statements.

Page 41
                         IMAGENETIX, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      From Inception on
                                                      For the Six                   January 7, 1999 Through
                                                      Months Ended            -------------------------------------
                                                      September 30,                                    September 30,
                                                          1999                  March 31,                 1999
                                                       (Unaudited)                1999                 (Unaudited)
                                                      ------------            ------------             ------------
NET SALES                                             $    781,138            $     84,986             $    866,124

COST OF GOODS SOLD                                         529,274                  68,596                  597,870
                                                      ------------            ------------             ------------
GROSS PROFIT                                               251,864                  16,390                  268,254
                                                      ------------            ------------             ------------
EXPENSES:
     Selling expense                                        38,317                  20,023                   58,340
     General and administrative                            219,594                  15,963                  235,557
     Research and development                                2,565                     500                    3,065
                                                      ------------            ------------             ------------
           Total Expenses                                  260,476                  36,486                  296,962
                                                      ------------            ------------             ------------
LOSS FROM OPERATIONS                                        (8,612)                (20,096)                 (28,708)
                                                      ------------            ------------             ------------
OTHER INCOME (EXPENSE):
     Interest expense - related party                      (12,250)                    (55)                 (12,305)
     Interest expense                                       (2,249)                      -                   (2,249)
     Other Income                                              462                       -                      462
                                                      ------------            ------------             ------------
           Total Other (Expense)                           (14,037)                    (55)                 (14,092)
                                                      ------------            ------------             ------------
LOSS BEFORE INCOME TAXES                                   (22,649)                (20,151)                 (42,800)

CURRENT TAX EXPENSE                                              -                       -                        -

DEFERRED TAX EXPENSE                                             -                       -                        -
                                                      ------------            ------------             ------------
NET LOSS                                              $    (22,649)           $    (20,151)            $    (42,800)
                                                      ------------            ------------             ------------

LOSS PER COMMON SHARE                                 $       (.01)           $       (.01)            $       (.02)
                                                      ------------            ------------             ------------

   The accompanying notes are an integral part of these consolidated financial statements.

Page 42
                         IMAGENETIX, INC. AND SUBSIDIARY

                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                  FROM THE DATE OF INCEPTION ON JANUARY 7, 1999

            THROUGH MARCH 31, 1999 AND SEPTEMBER 30, 1999 (UNAUDITED)


                                      Preferred Stock                 Common Stock             Capital in
                                  -------------------------     -------------------------      Excess of      Accumulated
                                    Shares         Amount          Shares         Amount       Par Value        Deficit
                                  ----------      ---------     -----------     ---------      ----------     -----------
BALANCE,
  January 7, 1999                          -      $       -               -     $       -      $        -     $         -

Issuance of 1,300,000 shares of
  common stock for cash,
  January 1999 at $.052,
  net of $5,000 stock offering
  costs                                    -              -       1,300,000         1,300          61,642               -

Effect of recapitalization
  of subsidiary, March
  1999                                     -              -         500,000           500            (500)              -

Net loss for the period
  ended March 31, 1999                     -              -               -             -               -         (20,151)
                                  ----------      ---------     -----------     ---------      ----------     -----------
BALANCE,
  March 31, 1999                           -              -       1,800,000         1,800          61,142         (20,151)

Issuance of 166,500
  shares of common
  stock for services
  rendered, June, 1999
  at $.052 per share
  (unaudited)                              -              -         166,500           167           8,491               -

Cancellation of 241,500
  shares of common
  stock, June, 1999
  at $.052 per share. The
  shares were contributed
  back to the Company by an
  officer.
  (unaudited)                              -              -        (241,500)         (242)            242               -

Net loss for the six
  months ended
  September 30, 1999
  (unaudited)                              -              -               -             -               -         (22,649)
                                  ----------      ---------     -----------     ---------      ----------     -----------
BALANCE,
  September 30, 1999
  (unaudited)                              -      $       -       1,725,000     $   1,725      $   69,875     $   (42,800)
                                  ----------      ---------     -----------     ---------      ----------     -----------


    The accompanying notes are an integral part of this consolidated financial statement.

Page 43
                         IMAGENETIX, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                       From Inception on
                                                           For the Six                January 7, 1999 Through
                                                           Months Ended          ----------------------------------
                                                           September 30,                               September 30,
                                                               1999                March 31,               1999
                                                            (Unaudited)              1999               (Unaudited)
                                                           ------------          ------------          ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                $    (22,649)         $    (20,151)         $    (42,800)
   Adjustments to reconcile net loss
     to net cash used by operating
     activities:
      Non-cash expense                                            8,658                     -                 8,658
      Depreciation expense                                        3,660                   138                 3,798
      Changes in assets and liabilities:
        (Increase) in accounts receivable                      (413,038)                    -              (413,038)
        (Increase) in inventory                                (360,227)               (1,831)             (362,058)
        (Increase) in prepaid assets                            (30,000)                    -               (30,000)
        (Increase) in other assets                                    -                  (855)                 (855)
        Increase in accounts payable                            271,126                 3,014               274,140
        Increase in accrued liabilities                          16,989                 4,629                21,618
        Increase in customer deposits                            83,025                     -                83,025
                                                           ------------          ------------          ------------
         Net Cash (Used) by Operating
           Activities                                          (442,456)              (15,056)             (457,512)
                                                           ------------          ------------          ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of office equipment                               (7,039)               (6,732)              (13,771)
   Purchase of trademark                                         (1,015)                    -                (1,015)
                                                           ------------          ------------          ------------
         Net Cash (Used) by Investing
           Activities                                            (8,054)               (6,732)              (14,786)
                                                           ------------          ------------          ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from common stock
     issuance                                                         -                67,942                67,942
   Proceeds from notes payable
     - related party                                            507,250               100,000               607,250
   Payments for stock offering costs                            (12,323)               (5,000)              (17,323)
   Payments for capital leases                                   (2,253)                    -                (2,253)
                                                           ------------          ------------          ------------
          Net Cash Provided by Financing
            Activities                                          492,674               162,942               655,616
                                                           ------------          ------------          ------------
NET INCREASE IN CASH                                             42,164               141,154               183,318

CASH AT BEGINNING OF PERIOD                                     141,154                     -                     -
                                                           ------------          ------------          ------------
CASH AT END OF PERIOD                                      $    183,318          $    141,154          $    183,318
                                                           ------------          ------------          ------------
                                                     [CONTINUED]

Page 44
                         IMAGENETIX, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF CASH FLOWS [CONTINUED]

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                       From Inception on
                                                           For the Six                January 7, 1999 Through
                                                           Months Ended          ----------------------------------
                                                           September 30,                               September 30,
                                                               1999                March 31,               1999
                                                            (Unaudited)              1999               (Unaudited)
                                                           ------------          ------------          ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

     Cash paid during the period for:
       Interest                                            $      1,057          $          -          $      1,057
       Income taxes                                        $          -          $          -          $          -


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     For the Period Ended September 30, 1999 (unaudited)

         The Company entered into various capital leases for equipment valued at $21,341.

         The Company issued 166,500 shares of common stock for services rendered. The shares were valued at $.052 per share or $8,658. An officer of the Company also contributed 241,500 shares of common stock back to the company for cancellation.

     For the Period Ended March 31, 1999

         During March 1999, the Company effected a recapitalization wherein Parent issued 1,300,000 shares of common stock to acquire all the outstanding stock of Subsidiary. Parent had 500,000 shares of common stock outstanding at the time of the recapitalization.



    The accompanying notes are an integral part of these consolidated financial statements.

                        IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION - The accompanying consolidated financial statements represent the accounts of Imagenetix, Inc. ["Parent"] organized under the laws of the State of Colorado on July 26, 1996 (formerly Internet International Business Management, Inc.) and Imagenetix ["Subsidiary"] organized under the laws of the State of California on January 7, 1999 ["The Company"]. The Company is engaged in the business of setting up alliances between various people and companies in order to market and distribute health care products. For the past few months, the Company has been selecting suppliers, finding customers, developing its own method of business operations, and many other activities necessary to form a viable business.

     On March 23, 1999, Parent completed an exchange agreement with Subsidiary wherein Parent issued 1,300,000 shares of its common stock in exchange for all of the outstanding common stock of the Subsidiary. The Acquisition was accounted for as a recapitalization of the Subsidiary as the shareholders of the Subsidiary controlled the combined Company after the acquisition. There was no adjustment to the carrying values of the assets or liabilities of the Parent or Subsidiary as a result of the recapitalization [SEE NOTE 6].

     The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     INTERIM FINANCIAL STATEMENTS - The accompanying interim financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and for all the periods presented have been made. The results of operations for the periods ended September 30, 1999 are not necessarily indicative of the operating results for the full year.

     CONSOLIDATION - All significant intercompany transactions between the Parent and Subsidiary have been eliminated in consolidations.

     CASH AND CASH EQUIVALENTS - For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     ORGANIZATION COSTS - Costs of approximately $2,000 that were incurred to organize the Company have been expensed.

     TRADEMARKS - Costs of purchasing trademarks are amortized on a straight-line basis over 17 years.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purposes using the straight-line method over the estimated useful lives of the assets.

Page 46
                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

     INVENTORY - Inventory is carried at the lower of cost or market using the First In, First Out method [SEE NOTE 2].

     REVENUE RECOGNITION - Revenue is recognized when the product is shipped to the customer.

     LOSS PER SHARE - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards ["SFAS"] No. 128, "Earnings Per Share" [SEE NOTE 12].

     ADVERTISING COSTS - Costs incurred in connection with advertising and promotion of the Company's products are expensed as incurred. Such costs amounted to approximately $38,317 for the six months ended September 30, 1999 (unaudited) and $13,000 for the period ended March 31, 1999.


     PRODUCT RETURNS - The Company has not had significant returns of product and, accordingly, has not accrued an allowance for product returns. Management estimates that future product returns will also be insignificant.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

     RECENTLY ENACTED ACCOUNTING STANDARDS - Statement of Financial Accounting Standards ["SFAS"] No 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No. 134, "Accounting for Mortgage-Backed Securities..." and SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections" were recently issued. SFAS No. 130, 131, 132, 133, 134 and 135 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - INVENTORIES

     Inventory is carried at the lower of cost or market value and consists of the following:


                                                September 30,
                                                    1999                   March 31,
                                                 (Unaudited)                1999
                                                   ------------          ------------
              Raw Materials                    $        362,058          $      1,831
                                               ----------------          ------------
                                               $        362,058          $      1,831
                                               ----------------         -------------


                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - TRADEMARKS

     During the six months ended September 30, 1999 (unaudited) the Company recorded $1,015 to register trademarks name for their products. The trademarks are being amortized on a straight-line basis over 17 years. For the six months ended September 30, 1999 (unaudited) amortization expense was $18.


NOTE 4 - PROPERTY AND EQUIPMENT

     The following is a summary of equipment, at cost, less accumulated depreciation:


                                                      September 30,
                                                         1999                        March 31,
                                                      (Unaudited)                      1999
                                                       ------------                ------------

         Office Equipment                              $     35,112                 $     6,732
         Less accumulated depreciation                       (3,780)                       (138)
                                                       ------------                ------------
                                                       $     31,332                 $     6,594
                                                      -------------                ------------


     Depreciation expense for the six months ended September 30, 1999 (unaudited) was $3,641 and for the period ended March 31, 1999 was $138.

NOTE 5 - NOTES PAYABLE - RELATED PARTY

     During the six months ended September 30, 1999 (unaudited) the President of the Company loaned the Company $288,500. The loans are due at dates varying from May 2000 to September 2000, are unsecured, and have an interest rate of 10%. Accrued interest as of September 30, 1999 (unaudited) was $6,715. During September 1999 (unaudited) a relative of the President loaned the Company $30,000. The loan is due at September 2000 and bears an interest rate of 10%. Accrued interest as of September 30, 1999 (unaudited) was $115.

     At September 30, 1999 (unaudited) and March 31, 1999, the Company had convertible notes payable outstanding totaling $288,750 (unaudited) and $100,000, respectively, to individuals who are shareholders of the Company or to entities related to shareholders of the Company. The notes bear interest at 10% per annum. The notes are due upon the receipt of proceeds from a proposed public stock offering [SEE NOTE 13] or on March 29, 2000 whichever is earlier. At September 30, 1999 (unaudited) and March 31, 1999, the Company accrued $5,400 (unaudited) and $55, respectively, in interest expense on the notes. The notes and any unpaid interest thereon are convertible into common stock of the Company at $3.00 per share. The Company also issued 288,750 "A" warrants and 288,750 "B" warrants to the holders of the notes payable [SEE NOTE 6]. The "A" warrants allow the holder to acquire one share of common stock per warrant at $3 per share. The "B" warrants allow the holder to acquire one share of common stock per warrant at $3.05 per share. The convertible notes were issued as part of a funding agreement [SEE NOTE 11].

Page 48
                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - CAPITAL STOCK AND RECAPITALIZATION

     STOCK BONUS PLAN - During June 1999 (unaudited), the Board of Directors of the Company adopted a stock bonus plan. The plan provides for the granting of awards of up to 211,500 shares of common stock to officers, directors, consultants and employees. Awards under the plan will be granted as determined by the board of directors. An officer and majority shareholder has agreed to return and cancel 241,500 shares of common stock so that the common shares issued through the stock bonus plan will not further dilute the public shareholders of the company. During June 1999 (unaudited), 166,500 shares valued at $.052 per share were issued under the plan to certain employees, consultants and directors.

     PREFERRED STOCK - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at September 30, 1999 (unaudited) or March 31, 1999.

     WARRANTS - As of September 30, 1999 (unaudited) and March 31, 1999, the Company issued 288,750 (unaudited) and 100,000 "A" warrants, respectively, and 288,750 (unaudited) and 100,000 "B" warrants, respectively, to the holders of convertible notes payable [SEE NOTE 5]. The "A" warrants allow the holder to acquire one share of common stock per warrant at $3 per share. The "B" warrants allow the holder to acquire one share of common stock per warrant at $3.05 per share. The warrants are exercisable for a period of five years from the filing of the proposed registration statement or through December 31, 2005 if a registration statement is not filed by December 31, 1999.

     EFFECT OF RECAPITALIZATION OF SUBSIDIARY - During January 1999, in connection with its organization, the Subsidiary issued 1,300,000 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $67,942 (or $.052 per share). During March 1999, in connection with its Exchange Agreement with the Subsidiary, the Parent issued 1,300,000 shares of its previously authorized, but unissued common stock in exchange for previously issued Subsidiary stock. The operations of Parent are included only from the date of recapitalization. Accordingly, the previous operations and retained deficits of Parent prior to the date of recapitalization have been eliminated. In connection with the recapitalization, Parent effected a forward stock split on the basis of 100 shares issued for each 1 share previously outstanding. The former shareholders of Parent retained 500,000 shares of common stock immediately after the exchange of stock.

     Page 49
                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - CAPITAL STOCK AND RECAPITALIZATION [CONTINUED]

     The financial statements of Parent prior to the recapitalization of the Company have not been included because the Parent's operations have been eliminated in the recapitalization. However, the following information summarizes the Stockholders' equity of the Parent prior to the recapitalization of Subsidiary:

                                 IMAGENETIX
           (Formerly Internet International Business Management, Inc.)
                          [A DEVELOPMENT STAGE COMPANY]
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
       FROM THE DATE OF INCEPTION ON JULY 26, 1996 THROUGH MARCH 23, 1999


                                                                                                                Deficit
                                                                                                              Accumulated
                                          Preferred Stock              Common Stock           Capital in      During the
                                         _____________________       _____________________     Excess of      Development
                                       Shares        Amount         Shares        Amount       Par Value         Stage
                                       ---------     ---------     ---------     ---------      ---------     -----------


BALANCE, July 26, 1996                         -     $       -             -     $       -     $         -    $         -

Issuance of 5,000 shares of
  common stock for cash,
  July, 1996 at $.01
  per share                                    -             -         5,000             5             45               -

Net loss for the period
  ended December 31, 1996                      -             -             -             -              -              (4)
                                       ---------     ---------     ---------     ---------      ---------     -----------
BALANCE, December 31, 1996                     -             -         5,000             5             45              (4)

Net loss for the period
  ended December 31, 1997                      -             -             -             -              -             (10)
                                       ---------     ---------     ---------     ---------      ---------     -----------
BALANCE, December 31, 1997                     -             -         5,000             5             45             (14)

Net loss for the period
  ended December 31, 1998                      -             -             -             -              -             (10)
                                       ---------     ---------     ---------     ---------      ---------     -----------
BALANCE, December 31, 1998                     -             -         5,000             5             45             (24)

Capital contribution, March 1999               -             -             -             -          5,000               -

100 for 1 forward stock split
  March 1999                                   -             -       495,000           495           (495)              -

Net loss for the period
  ended March 23, 1999                         -             -             -             -              -          (5,026)
                                       ---------     ---------     ---------     ---------      ---------     -----------
BALANCE, March 23, 1999                        -     $       -       500,000    $      500      $   4,550     $    (5,050)
                                       ---------     ---------     ---------     ---------      ---------     -----------



     Page 50
                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At September 30, 1999 (unaudited) and March 31, 1999, the Company has available unused operating loss carryforwards of approximately $40,700 (unaudited) and $20,000, respectively, which may be applied against future taxable income and which expire in 2019.

     The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $13,800 (unaudited) and $6,800 as of September 30, 1999 (unaudited) and March 31, 1999, respectively, with an offsetting valuation allowance of the same amount.

NOTE 8 - CONCENTRATION OF CREDIT RISK


     For the period March 31, 1999, all of the Company's sales were from one significant customer. Further, the Company maintains all its cash balances in one bank. At March 31, 1999, the Company had cash balances in excess of federally insured amount of approximately $41,000. An officer of the Company is a 15% shareholder in the significant customer.


     At September 30, 1999 (unaudited), the Company maintained its cash balances primarily at one bank. The Company's cash balances are insured by the Federal Deposit Insurance Corporation up to a maximum of $100,000. At September 30, 1999, (unaudited) the Company had cash balances in excess of federally insured amount of approximately $83,000.

NOTE 9 - ALLIANCE AGREEMENT

     Subsequent to March 31, 1999, the Company entered into an Alliance Agreement with an individual who has developed nutritional and skin care products and innovations. The Company will pay the developer a 10% commission based on sales of the developer's products or innovations. The developer has been appointed as a member of the board of directors of the Company. The agreement provides for a ten-year term but the agreement will terminate when the developer becomes a full time employee of the Company. The Company anticipates entering into an employment agreement with the developer upon successful completion of its proposed public stock offering. During the six months ended September 30, 1999 (unaudited), the developer became a full-time employee of the Company and, thus, the alliance agreement was terminated. No sales commission was paid to the developer. Upon completion of the proposed offering, the developer has agreed to transfer all of his interest in his products to the Company for 30,000 shares of the Company's common stock.

     Page 51
                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - LEASES

     OPERATING LEASE - The Subsidiary entered into a month to month operating lease for office space beginning March 22, 1999. The monthly rent is $1,710 per month. Rent expense for the six months ended September 30, 1999 (unaudited) totaled $10,810. Rent expense for the period ended March 31, 1999 totaled $570. As of March 31, 1999 and September 30, 1999 (unaudited), a security deposit of $855 was included in other assets.

     CAPITAL LEASES - During the six months ended September 30, 1999 (unaudited) the Company entered into three capital leases for office equipment valued at $21,341. The assets and liabilities under the capital leases were recorded at the lower of the present value of the minimum lease payments or the fair value of the assets at the time of purchase. The assets are amortized over their related lease terms. Amortization expense of $2,583, for the assets under the capital leases, has been included in depreciation expense for the period ended September 30, 1999 (unaudited).

     Total future minimum lease payments, executory costs and current portion of capital lease obligations as of September 30, 1999 (unaudited) are as follows:


                                                                                          Lease Payments
                                                                                          --------------
         For the period ended March 31, 2000                                              $       3,500
         For the year ended March 31, 2001                                                        7,947
         For the year ended March 31, 2002                                                        7,009
         For the year ended March 31, 2003                                                        2,637
         For the year ended March 31, 2004                                                        2,268
         Thereafter                                                                                 189
                                                                                          --------------
         Total future minimum lease payments                                              $      23,550
         Less:  amounts representing interest and executory costs                                (4,462)
                                                                                          --------------
         Present value of the future minimum lease payments                                      19,088
         Less:  current portion                                                                  (5,262)
                                                                                          --------------
         Capital lease obligations - long-term                                            $      13,826
                                                                                          --------------


NOTE 11 - COMMITMENTS AND AGREEMENTS

     FUNDING AGREEMENT - In connection with the recapitalization of the Company [SEE NOTE 6], a funding agreement was negotiated wherein the shareholders and officers of Parent (prior to the recapitalization) would provide $300,000 of funding for the combined company. As of September 1999 (unaudited), $288,750 was received [SEE NOTE 5]. The remaining $11,250 was received in October 1999 (unaudited). The funding agreement also provided for 300,000 "A" warrants and 300,000 "B" warrants to be issued. All warrants issued are subject to "Piggy-Back" registration rights should the Company file a registration statement.

Page 52
                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - LOSS PER SHARE

     The following data show the amounts used in computing loss per share and the effect on income and the weighted-average number of shares of dilutive potential common stock for the period presented:

                                                                                       From Inception on
                                                         For the Six                January 7, 1999 Through
                                                        Months Ended                _______________________________
                                                        September 30,                                 September 30,
                                                            1999                   March 31,              1999
                                                         (Unaudited)                1999               (Unaudited)
                                                          -------------         -------------         -------------
       Loss from continuing operations available
         to common shareholders (Numerator)             $    (22,649)           $   (20,151)           $    (42,800)
                                                          -------------         -------------          ------------
       Weighted average number of common
         shares outstanding used in loss per
         share during the period (Denominator)             1,761,885              1,800,000               1,773,778
                                                         --------------         -------------         -------------


     Dilutive loss per share was not presented, as its effect is anti-dilutive.

     At September 30, 1999 (unaudited) and March 31, 1999 the Company had warrants outstanding to purchase 577,500 (unaudited) and 200,000 shares of common stock, respectively, at prices of $3.00 and $3.05, per share that were not included in the computation of diluted loss per share because their effect was anti-dilutive. In October 1999, the Company issued 22,500 additional warrants in connection with the funding agreement [SEE NOTE 11].


NOTE 13 - SUBSEQUENT EVENTS

     PROPOSED PUBLIC OFFERING OF COMMON STOCK - The Company plans to file a registration statement with the United States Securities and Exchange Commission on Form SB-1 under the Securities Act of 1933. The Company proposes to sell 333,334 (which includes 100,000 shares for the conversion of $300,000 of notes payable) common shares at a price of $3 per share, which price has been arbitrarily determined by the Company. The shares will be offered and sold by an underwriter, who will receive 10% of the offering price of each share sold. The underwriter will also receive a 3% non-accountable allowance for offering expenses. Other direct offering expenses are expected to approximate $50,000. Underwriter warrants and sales over-allotments are also provided for in the proposed offering. The Company has incurred stock offering costs of $12,323 (unaudited) and $0 as of September 30, 1999 (unaudited) and March 31, 1999, respectively. These costs will be netted against the proceeds of the proposed public offering. In accordance with the terms of a funding agreement [SEE NOTE 11], the Company will also register the shares of common stock related to 300,000 Class "A" warrants and 300,000 Class "B" warrants. The Class "A" warrants allow the holder to purchase shares of common stock at $3 per share. The Class "B" warrants allow the holder to purchase shares of common stock at $3.05 per share.

Page 53
                                [INSIDE BACK COVER]



                                     GLOBESTAR

                                [PICTURE OF GLOBE]

                                               [OUTSIDE BACK COVER]

                                                 TABLE OF CONTENTS

                                                                                Page
Prospectus Summary
Risk Factors
Forward Looking Statements
Use of Proceeds
Dilution
Plan of Operation
Business
Management
Certain Transactions
Concurrent Offering
Principal Shareholders
Description of Securities
Dividend Policy
Underwriting
Shares Eligible For Future Sale
Legal Matters
Experts

         Until _____, 1999, (ninety days after the date of this prospectus) all dealers that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                     IMAGENETIX
                              JUST IMAGINE IT!

                               [ALTERNATIVE PAGE]


                SUBJECT TO COMPLETION, DATED DECEMBER 22, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or shale is not permitted.

                                IMAGENETIX, INC.


                            300,000 Class A Warrants
                            300,000 Class B Warrants
                         700,000 Shares of Common Stock

            This Prospectus relates to 300,000 Class A Warrants and 300,000 Class B Warrants held by six selling warrant holders. This Prospectus also relates to the 300,000 shares of common stock issuable upon exercise of the Class A Warrants and the 300,000 shares of common stock issuable upon exercise of the Class B Warrants, as well as 100,000 shares issued to certain note holders.

            The warrants and the shares may be sold from time to time by the selling security holders. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market (if the common stock is ever quoted on an over-the-counter market), including ordinary brokers' transactions, privately negotiated transactions, or through sales to one or more dealers for resale of the securities as principals, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling persons.

         We will not receive any of the proceeds from the sale of these shares or warrants, except the exercise price of the warrants.

         On the date of this Prospectus, a registration statement under the Securities Act with respect to an underwritten public offering by the Company of 233,334 shares of common stock was declared effective by the Securities and Exchange Commission. The Company will receive approximately $630,002 in net proceeds from this offering (assuming no exercise of the Underwriter's over-allotment option) after payment of underwriting discounts and estimated expenses of this offering.

         THIS OFFERING IS HIGHLY SPECULATIVE AND INVOLVES SPECIAL RISKS CONCERNING THE COMPANY AND ITS BUSINESS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

         The date of this Prospectus is _______, 1999.

                              [ALTERNATE PAGE]

                          SELLING SECURITY HOLDERS


            An aggregate of up to 100,000 shares issued in the conversion of outstanding notes in the principal amount of $300,000 and 300,000 A Warrants and 300,000 Class B Warrants, as well as the shares underlying these Warrants, may be offered for resale by the investors listed below.



            The following table sets forth certain information with respect to each selling security holder. The Company will not receive any of the proceeds from the sale of these securities, except for the exercise price of the Warrants. There are no material relationships between any of the selling security holders and us, or any of our predecessors or affiliates, nor have any such material relationships existed within the past three years, except as footnoted below. Except as described below, no selling security holder will beneficially own any of our securities if the selling security holders' shares and warrants are sold. Each of the selling security holders intends to offer and sell all of the securities listed below.



                                                                                                    Number of
                                                                                                    Securities to         % of
                                      Number of             Number of                               be Beneficially       Class
Name of Selling                       Securities            Securities                              Owned on Comple-      After
Shareholder                           Beneficially Owned    Being Offered                           tion of Offering      Offering
-----------                           ------------------    -------------------------------------   ----------------     ---------

Claudia A. McAdam(1)                  187,500(2)            16,667 Shares                             162,500              7.9%


                                                            50,000 A Warrants and 50,000 shares          -0-
                                                            underlying the warrants

                                                            50,000 B Warrants and 50,000 shares          -0-
                                                            underlying the warrants



Great Expectations Family             187,500(3)            8,333 Shares                               162,500              7.9%
Limited Partnership(1)


                                                            25,000 A Warrants and 25,000 shares           -0-
                                                            underlying the warrants



                                                            25,000 B Warrants and 25,000 shares           -0-
                                                            underlying the warrants



Gregory Pusey                          48,125               8,750 Shares                                39,375              1.9%



                                                            26,250 A Warrants and 26,250 shares
                                                            underlying the warrants






Page 58

                                                            26,250 B Warrants and 26,250 shares
                                                            underlying the warrants

1st Zamora Corp.(4)                  137,500                25,000 Shares                           112,500                 5.4%

                                                            75,000 A Warrants and 75,000 shares         -0-
                                                            underlying the warrants

                                                            75,000 B Warrants and 75,000 shares         -0-
                                                            underlying the warrants

Barry C. Loder                        20,625                3,750 Shares                             16,875                    *

                                                            11,250 A Warrants and 11,250 shares
                                                            underlying the warrants

                                                            11,250 B Warrants and 11,250 shares
                                                            underlying the warrants

Gulfstream 1998 Irrevocable
Trust(5)                                 -0-                12,500 Shares                              -0-                     *

                                                            37,500 A Warrants and 37,500 shares
                                                            underlying the warrants

                                                            37,500 B Warrants and 37,500 shares
                                                            underlying the warrants

David N. Nemelka                      137,500
                                                            25,000 Shares                          112,500                  5.4%

                                                            75,000 A Warrants and 75,000 shares
                                                            underlying the warrants

                                                            75,000 B Warrants and 75,000 shares
                                                            underlying the warrants

-----------------


       * Represent less than 1%

     (1) Claudia A. McAdam and Gary J. McAdam are husband and wife. Mr. McAdam is a general partner of Great Expectations Family Limited Partnership. Mr. McAdam was a founder of the Company, was instrumental in introducing management of the Company to the Underwriter, and in negotiating the terms of the underwriting for the Company. Mrs. McAdam and Great Expectations Family Limited Partnership each loaned $50,000 to the Company, the principal and accrued interest of which amounts may be converted into Shares.

     (2) Mrs. McAdam shares beneficial ownership of these shares with her husband, Gary J. McAdam, and certain entities. Of these shares 162,500 are held directly by GM/CM Family Partnership, Ltd., a family limited partnership controlled by Mr. McAdam. Also, Mrs. McAdam holds a promissory note from us convertible into approximately 16,667 shares of common stock and Great Expectations Family LP, a family limited partnership controlled by Mr. McAdam, also holds a promissory note from us convertible into approximately 8,333 shares of common stock.

     (3) This entity is controlled by Mr. McAdam who is deemed to share beneficial ownership of these shares with his wife, Claudia A. McAdam.

     (4) 1st Zamora Corp. is a Colorado corporation controlled by Laura Lee Madsen.

    (5) This trust was created by Henry Fong for the benefit of his children.

                                [ALTERNATE PAGE]

                              PLAN OF DISTRIBUTION


            The sale of the warrants or shares by the selling security holders may be effected from time to time in transactions (which may include block transactions by or for the account of the selling security holders) in the over-the-counter market (if a market should develop) or in negotiated transactions or otherwise. Sales may be made at fixed prices which may be changed, at market prices, if any, prevailing at the time of sale, or at negotiated prices.



            The selling security holders may effect these transactions by selling their warrants or shares directly to purchasers, through broker-dealers acting as agents for the selling security holders or to broker-dealers who may purchase the securities as principals and thereafter sell the securities from time to time in the over-the-counter market, if any, in negotiated transactions or otherwise. These broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers for whom the broker dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions).



            Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the selling security holders' warrants or shares may not simultaneously engage in market making activities with respect to any of our securities for a period of at least two (and possibly nine) business days prior to the start of any distribution. Accordingly, in the event that the Underwriter of our public offering is engaged in a distribution of the selling security holders' securities, it will not be able to make a market in our shares during the applicable restrictive period. However, the Underwriter has not agreed, nor is it obliged, to act as broker-dealer in the sale of the selling security holders' securities. The selling security holders may be required, and in the event the Underwriter is a market maker, will likely be required, to sell their securities through another broker-dealer.



            The selling security holders and broker-dealers, if any, acting in connection with these sales might be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

                                [ALTERNATE PAGE]

                           CONCURRENT PUBLIC OFFERING


            On the date of this Prospectus, a Registration Statement was declared effective under the Securities Act with respect to an underwritten offering of 233,334 shares by us and up to 35,000 additional shares of common stock to cover over-allotments, if any.

                                [ALTERNATE PAGE]

                              [OUTSIDE BACK COVER]

                                TABLE OF CONTENTS


                                                                         Page
Prospectus Summary
Risk Factors
Forward Looking Statements
Use of Proceeds
Dilution
Plan of Operation
Business
Management
Certain Transactions
Concurrent Offering
Principal Shareholders
Selling Security Holders
Concurrent Public Offering
Description of Securities
Dividend Policy
Plan of Distribution
Shares Eligible For Future Sale
Legal Matters
Experts


         Until _____, 1999, (ninety days after the date of this prospectus) all dealers that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                      IMAGENETIX
                   JUST IMAGINE IT!

                                 PART II
                 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.           Indemnification of Directors and Officers

         Article 109 of the Colorado Business Corporation Act expressly authorizes a Colorado corporation to indemnify its directors, officers, employees, fiduciaries, and agents against claims or liabilities arising out of such persons' conduct in such capacities if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. A corporation may also purchase and maintain liability insurance on behalf of such persons.

         Article VIII of the Company's Bylaws provides for the indemnification of the Company's officers, directors, and employees. The Company does not maintain any liability insurance on behalf of any director, officer, or other person affiliated with the Company.

Item 2.           Other Expenses of Issuance and Distribution

         The following table sets forth the estimated expenses in connection with the offering described in the registration statement:


         Registration Fee                                           $860
         Blue Sky Fees                                           $10,000
         Accounting Fees and Expenses                             $8,000
         Legal Fees and Expenses                                 $25,000
         Printing and Engraving                                   $3,000
         Transfer Agent Fees                                      $1,000
         Miscellaneous                                            $2,140
                                                                  ------

                  Total Expenses                                 $50,000



Item 3.           Undertakings

(a)      The Company hereby undertakes that it will:

         (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) For the purpose of determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be the initial BONA FIDE offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The Company will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)      The Company will:

         (1) For determining any liability under the Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of a prospectus filed by the Company under Rule 424(b) (1) or (4) or 497(h) under the Act as part of this registration statement as of the time the Commission declared it effective.

         (2) For any liability under the 1933 Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.


(e) The Company will use a sticker amendment if between 5% and 10% of the shares subject to the lock-up agreement attached as an exhibit to this registration statement are released from this agreement. If greater than 10% of such shares are released, the Company will file a post-effective amendment to this registration statement.


Item 4.  Unregistered Securities Issued or Sold Within One Year

         In March 1999 the Company issued 1,300,000 shares of Common Stock of the Company to William P. Spencer, a director, president, and principal shareholder of the Company. The shares were issued in a merger transaction between the Company and Imagenetix, the wholly owned subsidiary of the Company. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, and Rule 506 promulgated thereunder, as transactions by an issuer not involving any public offering. Mr. Spencer delivered appropriate investment representations to the Company with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

         Also in March 1999 the Company issued promissory notes to Claudia A. McAdam in the amount of $50,000 and to Great Expectations Family Limited Partnership, a Colorado limited partnership, in the amount of $50,000. The Company also granted 50,000 A Warrants and 50,000 B Warrants to each such party. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof as transactions by an issuer not involving any public offering. The parties delivered appropriate investment representations to the Company with respect to such issuances and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

         In September 1999 the Company issued promissory notes to David N. Nemelka in the amount of $50,000; to 1st Zamora in the amount of $75,000; to Greg Pusey in the amount of $26,250; to Barry C. Loder in the amount of $11,250; and to Gulfstream 1998 Irrevocable Trust in the amount of $37,500. The Company also granted 200,000 A Warrants and 200,000 B Warrants pro rata to such parties. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof as transactions by an issuer not involving any public offering. The parties delivered appropriate investment representations to the Company with respect to such issuances and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

         In June 1999 the Company issued 5,000 shares each to Dr. Charles L. Cochran and Dr. Peter H. Antoniou, directors of the Company, for accepting such positions with the Company. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof as transactions by an issuer not involving any public offering. The party delivered appropriate investment representations to the Company with respect to such issuances and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

         In June 1999 the Company issued 85,000 shares to Patrick Millsap for employment services provided to the Subsidiary; 15,000 shares to Jules Kozuki for consulting services connected with the development of the Company's products; 25,000 shares to Judy White for employment services rendered for the Company; 6,500 shares to Dr. Paul Dragul for consulting services connected with the development of new products for the Company; 10,000 shares to Maurile C. Tremblay for legal services provided to the Company; and 15,000 shares to J. Larry Cantrell as a bonus for assisting with business advice to the Company, especially in connection with the testing of the Globestar system. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 28 thereof, and Rule 701 promulgated thereunder. Each party delivered appropriate investment representations to the Company with respect to such issuances and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

Item 5.           Exhibits

         The exhibits set forth in the following index of exhibits are filed as a part of this registration statement.



         Exhibit No.                Description of Exhibit                                Location
         1.1               Form of Underwriting Agreement                                    *
         1.2               Form of Underwriter's Warrant                                     *
         1.3               Form of Underwriter's Lock-up Agreement                           *
         2.1               Articles of Incorporation, as amended                             *
         2.2               By-Laws of the Company currently in effect                        *
         3.1               Form of certificate evidencing shares of Common Stock             *
         3.2               Substituted Form of A Warrant Certificate
         3.3               Substituted Form of B Warrant Certificate
         6.1               Substituted Funding Agreement
         6.2               Substituted Form of Convertible Promissory Note                   **
         6.3               Alliance Agreement with Dr. Cochran                               *
         6.4               Promissory Notes to Mr. and Mrs. Spencer                          *
         6.5               1999 Stock Bonus Plan                                             *
         6.6               Exchange Agreement dated March 23, 1999                           *
         6.7               Cetyl Myristoleate Agreement                                      **
         6.8               Agreement with Dr. Cochran                                        **
         10.1              Consent of Pritchett, Siler & Hardy, P.C.
         10.2              Consent of Ronald N. Vance (contained in
                           Exhibit 11 below.)
         11                Opinion re Legality                                               **
                                          --

         *Filed with the original filing of the registration statement of the Company on Form SB-1 on September 22, 1999 (SEC File No. 333-87535).


        **Filed with the first amended filing of the registration statement of the Company on Form SB-1 on November 24, 1999 (SEC File No. 333-87535).

                                SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorized this second amended registration statement to be signed on its behalf by the undersigned in the city of San Diego, State of California, on the 17th day of December 1999.


                                    IMAGENETIX, INC.

                                    By: /s/ William Spencer, President and Chief
                                       Executive Officer

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


Date: December 21, 1999             /s/ William Spencer, Director and Principal
                                    Accounting Officer

Date: December 21, 1999             /s/ Debra L. Spencer, Director and Chief
                                    Financial Officer

Date: December 21, 1999             /s/ Dr. Charles L. Cochran, Director

Date: December 21, 1999             /s/ Dr. Peter H. Antoniou, Director